Exhibit 99.1

Rio Tinto Group

Unaudited Condensed Interim Financial Report

Period ended June 30, 2018

This document includes portions of the previously published results of announcement of Rio Tinto (as defined on page 2) as of, and for the six months ended June 30, 2018, announced on August 1, 2018. For more information on our use of non-GAAP financial measures in this report, see the section entitled “Net earnings and underlying earnings” and the detailed reconciliation on page 6. This document does not update or otherwise supplement the information contained in the previously published results announcement although certain information that is outdated or has been superseded has been removed, and in some cases modified, to preserve accuracy for the purposes of this filing.

About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, gold, industrial minerals (borates, titanium dioxide and salt), iron ore, thermal and metallurgical coal and uranium. Activities span the world and are strongly represented in Australia and North America, with significant businesses in Asia, Europe, Africa and South America.

Forward-looking statements

This announcement includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. These statements may generally, but not always, be identified by the use of words such as “anticipates”, “should”, “expects”, “estimates”, “believes”, “intends”, “aims”, “projects”, “will”, “targets”, “set to”, “may”, “plans” or similar expressions. In particular, among other statements, certain statements under the caption “Dividends” and elsewhere in this report with regard to expected levels of growth, profitability, capital expenditure, returns to shareholders (capital or otherwise) and dividends are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements are levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto's most recent Annual Report and Accounts in Australia and the United Kingdom and the most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") or Form 6-Ks furnished to, or filed with, the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.

Revenues and earnings

–

Consolidated sales revenue of $19.9 billion, $0.6 billion higher than 2017 first half, with increased volumes of iron ore, bauxite and copper and higher prices for aluminium and copper, offsetting the impact of lower iron ore prices and the divestment of Coal & Allied.

–	Underlying EBITDA of $9.2 billion was two per cent higher than 2017 first half.
–	Effective tax rate on underlying earnings of 28 per cent, in line with 2017 full year.
–	Net earnings of $4.4 billion were in line with underlying earnings. See table on page 5.

Cash flow and balance sheet

	First half 2018 US$m	First half 2017 US$m
Net cash generated from operating activities	5,228	6,306
Capital expenditure[4]	(2,363)	(1,758)
Sales of property, plant and equipment	18	79
Free cash flow[3]	2,883	4,627
Disposals	402	135
Dividends paid to equity shareholders	(3,177)	(2,248)
Share buy-back	(1,501)	(252)
Other	9	(246)
(Increase) / reduction in net debt	(1,384)	2,016
–	Capital expenditure[4] of $2.4 billion, of which $1.0 billion was sustaining capex.
–

Delivered $0.3 billion of additional free cash flow from the mine-to-market productivity[8] programme, bringing the cumulative total since 2017 to $0.7 billion, as part of the $5.0 billion cumulative target from 2017 to 2021.

–	Paid the 2017 final dividend of $3.2 billion.
–	Ongoing share buy-back with $1.5 billion of Rio Tinto plc shares repurchased and cancelled in 2018 first half.
–

Maintained a strong balance sheet with a $1.4 billion increase in net debt to $5.2 billion, reflecting 2018 first half operating cash flows, net of the payment of 2017 Australian taxes in June 2018, the increase in capital expenditure, the payment of the final dividend and the ongoing share buy-back.

Divestments totalling $5.0 billion (pre-tax) announced in 2018 first half, of which $4.2 billion completed to date

	Rio Tinto interest	Expected proceeds (pre-tax) US$m	Expected completion timing
Aluminium Dunkerque, France to Liberty House	100%	500	Q3 2018
ISAL aluminium smelter, Iceland to Hydro	100%	345	Q3 2018
Winchester South coal development project, Queensland, Australia to Whitehaven Coal Limited	75%	200[1,2]	Completed
Hail Creek coal mine and Valeria coal development project, both in Queensland, Australia to Glencore	82% / 71.2%	1,700[2]	Completed[3]
Kestrel underground coal mine, Queensland, Australia to EMR Capital and PT Adaro Energy Tbk	80%	2,250[1,2]	Completed[3]
Total divestments announced in 2018 first half		4,995

1 In 2018 first half the Group received $150 million for Winchester South and $338 million for Kestrel. Disposal proceeds for the Winchester South coal development project are included within Net cash generated from operating activities.

2 Estimated total tax payable for these transactions is in the order of $1 billion, subject to year-end tax adjustments.

3 Completed on 1 August 2018.

–

In addition, Rio Tinto announced the signing of a non-binding Heads of Agreement to sell its interest in Grasberg to PT Indonesia Asahan Aluminium (Persero) (Inalum) for $3.5 billion. All parties have committed to work towards agreeing and signing binding agreements before the end of 2018. Given the terms that remain to be agreed, there is no certainty that a transaction will be completed. Any final agreements will be subject to approval by the necessary government regulators and authorities.

Growth projects and development

–

Oyu Tolgoi underground copper mine development in Mongolia (approved project spend of
$5.3 billion): construction of first drawbell expected in 2020, with average annual production of 560 thousand tonnes between 2025 and 2030[9].

–

Amrun bauxite project in Queensland (approved project spend of $1.9 billion) remains on track, with production and shipping expected to commence in the first half of 2019, increasing bauxite exports by around 10 Mt/a.

–

AutoHaulTM project (automation of the Pilbara train system, approved project spend of $940 million), increasing the capacity of the rail system. The project received accreditation to run trains in autonomous mode from the National Rail Safety Regulator on 18 May 2018 and the first loaded autonomous train journey took place on 10 July 2018. Full implementation of the autonomous programme is expected by the end of 2018.

–

Exploration and evaluation spend of $232 million in 2018 first half, an increase of 33 per cent on 2017 first half, driven primarily by increased activity at Resolution and supporting the next wave of growth projects.

Guidance

–

Additional cumulative free cash flow of $5.0 billion from the start of 2017 to the end of 2021 from mine-to-market productivity improvements[8], including $0.4 billion in the second half of 2018. Targeting an annual exit rate from mine-to-market productivity improvements of around $1.5 billion from 2021.

–

Capital expenditure[4] expected to remain at around $5.5 billion in 2018 and around $6.0 billion in 2019. Capital expenditure in 2020 is revised to around $6.5 billion (previously around $6.0 billion). Each year includes approximately $2.0 to $2.5 billion of sustaining capex.

–	Effective tax rate on underlying earnings of approximately 30 per cent expected in 2018.
–	Production guidance is unchanged from the Second Quarter Operations Review.

1 Underlying EBITDA, underlying earnings and underlying earnings per share are key financial performance indicators which management use internally to assess performance and are referred to as non-GAAP measures. They are presented here to provide greater understanding of the underlying business performance of the Group’s operations. Net and underlying earnings relate to profit attributable to the owners of Rio Tinto. Underlying EBITDA and earnings are defined on page 14. Underlying earnings is reconciled to net earnings on page 29.

2 EBITDA margin is defined as Group underlying EBITDA divided by Product Group total revenues as per the Financial Information by Business Unit on page 12 where it is reconciled to profit on ordinary activities before finance items and taxation and consolidated sales revenue. This financial metric is used by management internally to assess performance, and therefore is considered relevant to users of the accounts.

3 Free cash flow is defined as Net cash generated from operating activities less Purchases of property, plant and equipment (PP&E) plus Sales of PP&E. It is a key financial indicator which management uses internally to assess performance and is therefore considered relevant to users of the accounts.

4 Capital expenditure is presented gross, before taking into account any cash inflows from disposals of property, plant and equipment.

5 Net debt is defined and reconciled to the balance sheet on page F-22.

6 Net gearing ratio is defined as net debt divided by the sum of net debt and total equity at each period end.

7 These financial performance indicators are those which management use internally to assess performance, and therefore are considered relevant to users of the accounts.

8 Mine-to-market productivity improvements refer to the additional free cash flow generated from post-tax operating cash cost improvements and post-tax volume gains from productivity programmes. This financial performance indicator is used by management internally to assess performance, and therefore is considered relevant to users of the accounts

9 This production target was disclosed in a release to the market on 6 May 2016. All material assumptions underpinning that target continue to apply and have not materially changed.

Underlying EBITDA, underlying earnings by product group

	First half 2018 US$m	First half 2017 US$m	Change US$m	Change %
Underlying EBITDA
Iron Ore	5,656	5,607	49	+1%
Aluminium	1,831	1,666	165	+10%
Copper & Diamonds	1,360	771	589	+76%
Energy & Minerals	1,037	1,434	(397)	-28%
Other operations	(27)	-	(27)	-
Product Group Total	9,857	9,478	379	+4%
Other items	(559)	(351)	(208)	-59%
Exploration & evaluation	(100)	(85)	(15)	-18%
	9,198	9,042	156	+2%

Underlying earnings
Iron Ore	3,222	3,255	(33)	-1%
Aluminium	871	759	112	+15%
Copper & Diamonds	450	(69)	519	n/a
Energy & Minerals	473	652	(179)	-27%
Other operations	(67)	(34)	(33)	-97%
Product Group Total	4,949	4,563	386	+8%
Other items	(329)	(226)	(103)	-46%
Exploration & evaluation	(86)	(76)	(10)	-13%
Net interest	(118)	(320)	202	+63%
	4,416	3,941	475	+12%

Underlying EBITDA is a key financial indicator which management uses internally to assess performance. It excludes the same items that are excluded in arriving at underlying earnings. See page 12 for further detail and a reconciliation to profit on ordinary activities before finance items and tax.

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The $208 million (pre-tax) increase in Other items includes restructuring, project and other one-off costs of $68 million (pre-tax) in 2018 first half. It also reflects an increase in Information System & Technology spend of $49 million (pre-tax) and further investment in capability to support the Group’s mine-to-market productivity programme.

Net earnings, underlying earnings and underlying EBITDA

In order to provide additional insight into the performance of its business, Rio Tinto reports underlying EBITDA and underlying earnings. The differences between underlying earnings and net earnings are set out in the following table (all numbers are after tax and exclude non-controlling interests).

	First half 2018 US$m	First half 2017 US$m
Underlying earnings	4,416	3,941
Items excluded from underlying earnings
Impairment charges	(98)	(166)
Net gains / (losses) on consolidation and disposal of interests in businesses	146	(5)
Foreign exchange and derivative gains / (losses) on US dollar net debt and intragroup balances and derivatives not qualifying for hedge accounting	388	(502)
Tax charge relating to expected divestments	(472)*	-
Rio Tinto Kennecott insurance claim	-	45
Other excluded items	-	(8)
Net earnings	4,380	3,305

* Capital gains tax in respect of the Australian coal disposals became chargeable upon signing of the sales agreements in 2018 first half. The associated gains on disposal and the balance of taxes payable will be recognised when the sales transactions complete, which was on 1 August 2018. The amount excluded from underlying earnings relates to gains on the disposal of Hail Creek and Kestrel; amounts relating to undeveloped properties, Winchester South and Valeria are included within underlying earnings.

Explanation of excluded items is given on page 8. A detailed reconciliation from underlying earnings to net earnings, which includes pre-tax amounts plus additional explanatory notes, is given on pages 29 to 30. The differences between underlying EBITDA, EBITDA and net earnings are set out in the following table.

	First half 2018 US$m	First half 2017 US$m
Underlying EBITDA	9,198	9,042
Net gains / (losses) on consolidation and disposal of interests in businesses	176	(13)
Gains/(losses) on embedded commodity derivatives not qualifying for hedge accounting (including exchange)	149	(137)
Rio Tinto Kennecott insurance claim	-	73
Other excluded items	-	7
EBITDA	9,523	8,972
Depreciation & amortisation in subsidiaries excluding capitalised depreciation	(2,019)	(2,102)
Impairment charges, net of reversals	(123)	(357)
Depreciation & amortisation in equity accounting units	(354)	(294)
Finance items in subsidiaries	(52)	(1,207)
Taxation in subsidiaries	(2,233)	(1,669)
Taxation and finance items in equity accounted units	(243)	(56)
Less (profit) / loss attributable to non-controlling interests	(119)	18
Net earnings	4,380	3,305

Commentary on the Group financial results

The principal factors explaining the movements in underlying EBITDA, underlying earnings and net earnings are set out in the table below:

	Underlying EBITDA US$m	Net earnings US$m
2017 first half	9,042	3,305
Prices	604
Exchange rates	(131)
Volumes	887
General inflation	(145)
Energy	(161)
Operating cash cost movements	(392)
One-off items	(137)
Higher exploration & evaluation spend	(57)
Non-cash costs	(75)
Other	(237)
Total changes in underlying EBITDA	156	156
Decrease in depreciation & amortisation in underlying earnings		23
Decrease in interest & finance items in underlying earnings		319
Decrease in tax on underlying earnings		7
Increase in underlying earnings attributable to outside interests		(30)
Total changes in underlying earnings		475
Changes in exclusions from underlying earnings:
Increase in net impairment charges		68
Movement in gains/losses on consolidation and disposal of interests in businesses		151
Movement in exchange differences and gains/losses on debt		890
Receipt of Rio Tinto Kennecott insurance claim in 2017		(45)
Tax charge relating to expected divestments		(472)
Other		8
2018 first half	9,198	4,380

Prices

The effect of all price movements on the Group’s commodities in 2018 first half was to increase underlying EBITDA by $604 million compared with 2017 first half.

The FOB Platts index for 62 per cent iron Pilbara fines was nine per cent lower on average compared with 2017 first half.

Average LME prices for copper and aluminium were up 20 per cent and 18 per cent respectively, compared with 2017 first half. The Group also benefited from higher market premiums for aluminium, in particular the mid-west premium in the United States, which averaged $463 per tonne in 2018 first half, compared with $206 per tonne in 2017 first half, a 125 per cent rise.

A ten per cent tariff on US imports of aluminium from Canada was announced on 1 March 2018 and was implemented on 1 June 2018. This is not expected to have a significant impact on the business in the near term.

Exchange rates

Compared with 2017 first half, the US dollar, on average, weakened by two per cent against the Australian dollar, by five per cent against the Canadian dollar, and by eight per cent against the South African rand. The effect of all currency movements was to decrease underlying EBITDA relative to 2017 first half by $131 million.

Volumes

Movements in sales volumes increased underlying EBITDA by $887 million compared with 2017 first half. The main contributors were higher iron ore shipments from the Pilbara, a return to normal operating rates at Escondida following the labour disruption in 2017 first half, increased shipments of copper from Rio Tinto Kennecott and Oyu Tolgoi and a rise in bauxite sales.

Energy

Higher input energy prices during the year reduced underlying EBITDA by $161 million compared with 2017 first half, primarily related to oil, where the average price rose approximately 28 per cent to $68 per barrel during 2018 first half.

Cash costs, exploration and evaluation

Overall, operating costs increased by $392 million compared with 2017 first half. The Group continued to realise considerable efficiencies from its mine-to-market productivity programme. However, these were outweighed by rising raw materials costs, for the Aluminium group, which experienced a significant escalation in input prices for caustic soda, petroleum coke and tar pitch, and for the Energy & Minerals group for carbon materials, impacting 2018 first half underlying EBITDA by $276 million compared with 2017 first half.

The Group increased its expenditure on exploration and evaluation by $57 million compared with 2017 first half, progressing the highest value projects, in particular at the Resolution copper project in Arizona.

One-off items

One-off items reduced underlying EBITDA by $137 million compared with 2017 first half. This primarily related to the impact of operations being suspended at Iron Ore Company of Canada for two months ($236 million impact) whilst a new labour agreement was reached, and at Iron & Titanium ($64 million impact) following a fatality at Rio Tinto Fer et Titane and labour disruptions at Richards Bay Minerals. 2017 first half one-off items included the final insurance settlement at Rio Tinto Kennecott ($163 million credit), relating to the 2013 Manefay slide, and the strike action at Escondida ($316 million impact), which resulted in lower volumes and higher unit costs.

Other

An increase in Other costs of $237 million primarily related to restructuring costs, higher central office and other central costs ($124 million) and the absence of $333 million of underlying EBITDA from Coal & Allied following its disposal in the second half of 2017, partly offset by a $195 million gain on sale of the Winchester South coal development project.

Net interest and tax

The 2018 first half effective corporate income tax rate on underlying earnings, excluding equity accounted units, was 28 per cent, which is in line with the 2017 full year. The effective tax rate on underlying earnings in Australia was just over 30 per cent. The Group expects an effective tax rate on underlying earnings of approximately 30 per cent in 2018.

Interest and finance items were $319 million lower than 2017 first half due to the lower level of net debt, lower early redemption costs from bond purchases and an increase in capitalised interest. In 2018 first half, the Group completed a bond tender, reducing gross debt by a further $1.94 billion equivalent and incurring $94 million of early redemption costs, compared with $256 million in 2017 first half. Since the start of 2016, the Group has reduced the nominal value of outstanding bonds from approximately $21 billion to around $7.8 billion equivalent, with an average weighted interest rate on the outstanding bonds of around five per cent.

Items excluded from underlying earnings

An impairment charge of $98 million (post-tax) was recognised in 2018 first half, relating to the carrying value of the ISAL aluminium smelter in Iceland, following receipt of a binding offer from Hydro for $345 million on 26 February 2018, and its subsequent reclassification to assets held for sale.

Net gains on consolidation and disposal of interests in businesses of $146 million (post-tax) primarily relate to the formation of the Elysis Joint Venture between Rio Tinto and Alcoa to develop and commercialise a carbon-free aluminium smelting process.

Non-cash exchange and derivative gains in 2018 first half of $388 million arose primarily on US dollar debt in non-US dollar functional currency Group companies, intragroup balances, and on the revaluation of certain derivatives which do not qualify for hedge accounting. These exchange gains were in contrast to net exchange and derivative losses in 2017 first half of $502 million, giving rise to a positive period-on-period movement of $890 million. The exchange gains are largely offset by currency translation losses recognised in equity and the quantum of US dollar debt, which will be repaid from US dollar sales receipts and US dollar divestment proceeds, is therefore largely unaffected.

Capital gains tax in respect of the Australian coal disposals became chargeable upon signing of the sales agreements in 2018 first half. The associated gains on disposal and the balance of taxes payable will be recognised when the sales transactions complete, which was on 1 August 2018. The amount of $472 million excluded from underlying earnings relates to gains on the disposal of Hail Creek and Kestrel. Amounts relating to the undeveloped properties, Winchester South and Valeria, are included within underlying earnings. Estimated total tax payable for these transactions is in the order of $1 billion, subject to year-end tax adjustments.

In 2017 first half, an impairment charge of $166 million (post-tax) was recognised, relating primarily to the carrying value of the Roughrider deposit in Canada. Its recoverable amount was determined to be nil due to uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date.

In 2017 first half, the Group received the final settlement on the insurance claims related to the 2013 pit-wall slide at Rio Tinto Kennecott for $233 million pre-tax or $146 million post-tax. Part of the settlement ($45 million post-tax) was excluded from underlying earnings in line with the treatment of associated costs incurred from 2013 to 2015.

Cash flow

Net cash generated from operating activities of $5.2 billion was 17 per cent lower than 2017 first half, primarily due to the timing of tax payments, with a $1.2 billion payment made to the Australian tax authorities in June 2018 with respect to 2017 profits.

Capital expenditure was $2.4 billion in 2018 first half, a rise of 34 per cent compared with 2017 first half. Major capital projects included the development of the Oyu Tolgoi underground copper mine in Mongolia, construction of key infrastructure at the Amrun bauxite project in Queensland and the implementation of AutoHaulTM, the automation of the Pilbara train system.

The Group generated $2.9 billion of free cash flow, 38 per cent lower than 2017 first half driven by the lower operating cash flow and higher capital expenditure. This included $0.3 billion of additional free cash flow from the mine-to-market productivity programme, targeting the delivery of $5.0 billion of additional free cash flow from 2017 to 2021.

The 2017 final dividend of $3.2 billion was paid in April 2018. Share repurchases of $1.5 billion were part of the ongoing on-market buy-back in Rio Tinto plc shares. Today’s announcement of further cash returns, results in $2.4 billion of Rio Tinto plc share repurchases during the eight months to 28 February 2019.

Balance sheet

Net debt (see page F-22) increased to $5.2 billion at 30 June 2018, an increase of $1.4 billion, reflecting 2018 first half operating cash flows, net of the payment of 2017 Australian taxes in June 2018, the increase in capital expenditure, the payment of the final dividend and the ongoing share buy-back.

Net debt to total capital (net gearing ratio) increased to ten per cent at 30 June 2018 (31 December 2017: seven per cent).

Total financing liabilities at 30 June 2018 were $13.2 billion (refer to page F-22). At 30 June 2018, approximately 80 per cent of Rio Tinto’s total borrowings were at floating interest rates after taking into account interest and cross currency interest rate swaps, the weighted average cost of total borrowings was approximately five per cent and the weighted average maturity was around eleven years. The maximum amount, within non-current borrowings, maturing in any one calendar year was $1.8 billion which matures in 2025.

In 2018 first half, the Group repaid $2.1 billion of borrowings mainly through the early redemption of bonds. Cash and cash equivalents plus other short-term cash investments at 30 June 2018 were $8.0 billion (31 December 2017: $11.5 billion).

Profit for the period

Net earnings and underlying earnings refer to amounts attributable to the owners of Rio Tinto. The net profit attributable to the owners of Rio Tinto in 2018 first half totalled $4,380 million (2017 first half: $3,305 million). The Group recorded a profit in 2018 first half of $4,499 million (2017 first half: $3,287 million) of which a profit of $119 million (2017 first half loss: $18 million) was attributable to non-controlling interests.

Shareholder returns

At the end of each financial period, the board determines an appropriate total level of ordinary dividend per share, taking into account the results for the financial year, the outlook for our major commodities, the board’s view of the long-term growth prospects of the business and the Company’s objective of maintaining a strong balance sheet. The intention is that the balance between the interim and final dividend be weighted to the final dividend.

The board expects total cash returns to shareholders over the longer term to be in a range of 40 to 60 per cent of underlying earnings in aggregate through the cycle.

The board is committed to maintaining an appropriate balance between cash returns to shareholders and investment in the business, with the intention of maximising shareholder value.

Acknowledging the cyclical nature of the industry, in periods of strong earnings and cash generation, it is the board’s intention to supplement the ordinary dividends with additional returns to shareholders.

In 2018 first half, the Group announced binding agreements for $5.0 billion (pre-tax) of divestments, of which $4.2 billion have completed to date, with the balance expected to complete by the end of the year. Given the strength of the balance sheet and the clearly defined capital expenditure programme, the post-tax proceeds of $4.0 billion will be returned to shareholders, with the precise timing and form to be determined.

2018 interim returns	US$ billion	US cents per share
Ordinary interim dividend, announced today, to be paid in September 2018	2.2	127.0
Increase to existing share buy-back programme announced today, to be completed by end of February 2019. This is in addition to the $1.4 billion remaining at 1 July 2018 from the share buy-back programme in Rio Tinto plc, resulting in $2.4 billion of Rio Tinto plc share repurchases during the eight months to 28 February 2019.	1.0

Combined total represents 72% of 2018 first half underlying earnings	3.2

Dividends are determined in US dollars. Rio Tinto plc dividends are declared and paid in pounds sterling and Rio Tinto Limited dividends are declared and paid in Australian dollars, converted at exchange rates applicable on 31 July 2018 (the latest practicable date prior to the declaration of the dividend).

Rio Tinto financial information by business unit

		Gross revenue (a)		EBITDA (b)		Net earnings (c)
		for the 6 months ended		for the 6 months ended		for the 6 months ended
	Rio Tinto	30 June	30 June	30 June	30 June	30 June	30 June
	interest	2018	2017	2018	2017	2018	2017
	%	US$m	US$m	US$m	US$m	US$m	US$m
Iron Ore
Pilbara	(d)	9,113	8,723	5,626	5,586	3,202	3,245
Evaluation projects/other		57	40	30	21	20	10
Total Iron Ore		9,170	8,763	5,656	5,607	3,222	3,255

Aluminium	(e)
Bauxite		1,207	957	452	377	246	215
Alumina		1,605	1,303	435	253	222	111
Intrasegment		(447)	(388)	(3)	(22)	(2)	(15)
Bauxite & Alumina		2,365	1,872	884	608	466	311
Primary Metal		3,328	2,833	917	803	437	322
Pacific Aluminium		1,265	1,104	151	231	55	92
Intersegment & Other		(1,450)	(1,166)	(40)	1	(33)	3
Integrated Operations		5,508	4,643	1,912	1,643	925	728
Other Product Group Items		589	667	(166)	(61)	(129)	(47)
Product group operations		6,097	5,310	1,746	1,582	796	681
Evaluation projects/other		51	58	85	84	75	78
Total Aluminium		6,148	5,368	1,831	1,666	871	759

Copper & Diamonds
Rio Tinto Kennecott	100.0	851	564	343	346	107	77
Escondida	30.0	1,271	577	790	281	316	39
Grasberg joint venture	(f)	-	-	(5)	(28)	(13)	(170)
Oyu Tolgoi & Turquoise Hill	(g)	587	441	202	143	38	1
Diamonds	(h)	323	340	132	97	55	19
Product group operations		3,032	1,922	1,462	839	503	(34)
Evaluation projects/other		-	-	(102)	(68)	(53)	(35)
Total Copper & Diamonds		3,032	1,922	1,360	771	450	(69)

Energy & Minerals
Rio Tinto Coal Australia	(i)	837	1,540	560	668	342	395
Iron Ore Company of Canada	58.7	495	871	122	366	16	112
Rio Tinto Iron & Titanium	(j)	857	829	229	250	60	79
Rio Tinto Minerals	100.0	324	325	107	120	60	55
Dampier Salt	68.4	123	97	29	15	9	2
Uranium	(k)	201	193	14	25	6	13
Product group operations		2,837	3,855	1,061	1,444	493	656
Simandou iron ore project	(l)	-	-	(6)	(5)	(3)	(2)
Evaluation projects/other		27	-	(18)	(5)	(17)	(2)
Total Energy & Minerals		2,864	3,855	1,037	1,434	473	652

Other Operations	(m)	9	3	(27)	-	(67)	(34)
Intersegment transactions		(6)	(5)	-	-	-	-
Product Group Total		21,217	19,906	9,857	9,478	4,949	4,563
Other items	(n)			(559)	(351)	(329)	(226)
Exploration and evaluation				(100)	(85)	(86)	(76)
Net interest						(118)	(320)
Underlying EBITDA/earnings				9,198	9,042	4,416	3,941
Items excluded from underlying EBITDA/earnings		(10)	2	325	(70)	(36)	(636)
EBITDA/net earnings				9,523	8,972	4,380	3,305
Reconciliation to Group income statement
Share of equity accounted unit sales and intra-subsidiary/equity accounted units sales		(1,293)	(589)
Depreciation & amortisation in subsidiaries excluding capitalised depreciation				(2,019)	(2,102)
Impairment charges				(123)	(357)
Depreciation & amortisation in equity accounted units				(354)	(294)
Taxation and finance items in equity accounted units				(243)	(56)
Consolidated sales revenue / profit on ordinary activities before finance items and tax		19,914	19,319	6,784	6,163

Rio Tinto financial information by business unit (continued)

		Capital expenditure (o)		Depreciation & amortisation		Operating assets (p)
		for the 6 months ended		for the 6 months ended		as at
	Rio Tinto	30 June	30 June	30 June	30 June	30 June	31 December
	interest	2018	2017	2018	2017	2018	2017
	%	US$m	US$m	US$m	US$m	US$m	US$m

Iron Ore
Pilbara	(d)	485	528	869	784	15,776	16,535
Evaluation projects/other		-	-	-	-	2	2
Total Iron Ore		485	528	869	784	15,778	16,537

Aluminium	(e)
Bauxite		480	291	78	60	2,161	1,897
Alumina		79	33	97	104	2,535	2,733
Intrasegment		-	-	-	-	(19)	(18)
Bauxite & Alumina		559	324	175	164	4,677	4,612
Primary Metal		272	154	311	341	9,443	9,946
Pacific Aluminium		54	41	72	97	1,070	1,016
Intersegment and Other		-	2	-	1	767	772
Total Aluminium		885	521	558	603	15,957	16,346

Copper & Diamonds
Rio Tinto Kennecott	100.0	158	114	205	209	1,968	1,936
Escondida	30.0	159	80	287	225	3,123	3,369
Grasberg joint venture	(f)	20	81	20	16	1,126	1,137
Oyu Tolgoi & Turquoise Hill	(g)	593	347	114	166	5,334	4,725
Diamonds	(h)	38	44	50	61	436	441
Product group operations		968	666	676	677	11,987	11,608
Evaluation projects/other		1	(1)	3	2	135	135
Total Copper & Diamonds		969	665	679	679	12,122	11,743

Energy & Minerals
Rio Tinto Coal Australia	(i)	42	28	34	71	(1,225)	1,040
Iron Ore Company of Canada	58.7	59	40	79	75	982	988
Rio Tinto Iron & Titanium	(j)	86	46	107	107	3,632	3,881
Rio Tinto Minerals	100.0	21	15	29	26	532	523
Dampier Salt	68.4	3	4	10	11	144	150
Uranium	(k)	3	12	2	16	(271)	(327)
Product group operations		214	145	261	306	3,794	6,255
Simandou iron ore project	(l)	-	-	-	-	17	17
Evaluation projects/other		-	-	-	-	37	41
Total Energy & Minerals		214	145	261	306	3,848	6,313

Other Operations	(m)	8	(42)	17	19	(224)	(328)
Product Group Total		2,561	1,817	2,384	2,391	47,481	50,611
Intersegment transactions						211	206
Net assets of disposal groups held for sale	(q)					2,333	370
Other items	(n)	23	6	19	20	(2,463)	(2,631)
Less: equity accounted units (EAU)		(239)	(144)	(354)	(294)
Total		2,345	1,679	2,049	2,117	47,562	48,556
Add back: Proceeds from disposal of property, plant and equipment and intangibles		18	79
Total capital expenditure per cash flow statement		2,363	1,758
Less: Net debt						(5,229)	(3,845)
Equity attributable to owners of Rio Tinto						42,333	44,711

Notes to financial information by business unit

Business units are classified according to the Group’s management structure. Certain comparative amounts have been recast to appropriately represent changes in management responsibility.

(a)

Gross sales revenue includes the sales revenue of equity accounted units on a proportionately consolidated basis (after adjusting for sales by EAUs to subsidiaries) in addition to consolidated sales. Consolidated sales revenue includes subsidiary sales to equity accounted units which are not included in gross sales revenue.

(b)

EBITDA of subsidiaries and the Group’s share of EBITDA relating to equity accounted units represents profit before: tax, net finance items, depreciation and amortisation charged to the income statement in the period. Underlying EBITDA excludes the EBITDA impact of the same items that are excluded from underlying earnings.

(c)

Represents profit after tax for the period attributable to the owners of the Rio Tinto Group. Business unit earnings are stated before finance items but after the amortisation of discount related to provisions. Earnings attributed to business units do not include amounts that are excluded in arriving at underlying earnings.

(d)

Pilbara represents the Group’s 100 per cent holding in Hamersley, 50 per cent holding of Hope Downs Joint Venture and 65 per cent holding of Robe River Iron Associates. The Group’s net beneficial interest in Robe River Iron Associates is 53 per cent as 30 per cent is held through a 60 per cent owned subsidiary and 35 per cent is held through a 100 per cent owned subsidiary.

(e)

Presented on an integrated operations basis splitting activities between Bauxite & Alumina, Primary Metal, Pacific Aluminium and Other integrated operations (which in total reflect the results of the integrated production of aluminium) and Other product group items, which relate to other commercial activities.

(f)

Through a joint operating agreement with Freeport-McMoRan Inc. (Freeport), Rio Tinto is entitled to 40 per cent of material mined above an agreed threshold as a consequence of expansions and developments of the Grasberg facilities since 1998.

(g)

Rio Tinto’s interest in Oyu Tolgoi is held indirectly through its 50.8 per cent investment in Turquoise Hill Resources Ltd (TRQ), where TRQ’s principal asset is its 66 per cent investment in Oyu Tolgoi LLC, which owns the Oyu Tolgoi copper-gold mine.

(h)	Includes Rio Tinto’s interests in Argyle (100 per cent) and Diavik (60 per cent).
(i)

Includes Rio Tinto’s 82 per cent interest in the Hail Creek coal mine, its 80 per cent interest in the Kestrel underground coal mine and interests in the Winchester South (until 1 June 2018) and Valeria development projects.

On 20 March 2018, Rio Tinto entered into a binding agreement with Glencore for the sale of its entire 82 per cent interest in the Hail Creek coal mine and 71.2 per cent interest in the Valeria coal development project in Queensland, Australia, for US$1.7 billion. The sale was completed on 1 August 2018.

On 22 March 2018, Rio Tinto entered into a binding agreement with Whitehaven Coal Limited for the sale of its entire 75 per cent interest in the Winchester South coal development project in Queensland, Australia, for US$200 million. The sale was completed on 1 June 2018.

On 27 March 2018, Rio Tinto entered into a binding agreement with a consortium comprising private equity manager EMR Capital (EMR) and PT Adaro Energy Tbk (Adaro), an Indonesian listed coal company, for the sale of its entire 80 per cent interest in the Kestrel underground coal mine in Queensland, Australia, for US$2.25 billion. The sale was completed on 1 August 2018.

During the six months ended 30 June 2017, this included Rio Tinto’s 100 per cent shareholding in Coal & Allied Industries Limited and its wholly-owned subsidiaries. Rio Tinto as a 100 per cent owner of Coal & Allied held a 67.6 per cent, 80 per cent and 55.6 per cent interest respectively, with management rights, in Hunter Valley Operations, Mount Thorley and Warkworth. On 1 September 2017, Rio Tinto disposed of its 100 per cent shareholding in Coal & Allied Industries Limited to Yancoal Australia Limited.

Rio Tinto Coal Australia’s operating assets of US$(1,225) million at 30 June 2018 include provisions for onerous contracts in relation to rail infrastructure capacity, capital gains tax payable on the divestments announced in the period and deferred income in respect of non-refundable deposits of US$338 million received in the period relating to the agreed sale of the Kestrel underground coal mine.

(j)	Includes Rio Tinto's interests in Rio Tinto Fer et Titane (100 per cent), QIT Madagascar Minerals (QMM, 80 per cent) and Richards Bay Minerals (attributable interest of 74 per cent).
(k)	Includes Rio Tinto’s interests in Energy Resources of Australia (68.4 per cent) and Rössing Uranium Limited (68.6 per cent).

Notes to financial information by business unit (continued)

(l)

Simfer Jersey Limited, a company incorporated in Jersey in which the Group has a 53 per cent interest, has an 85 per cent interest in Simfer S.A. the company that owns the Simandou mining project in Guinea. The Group therefore has a 45.05 per cent indirect interest in Simfer S.A. These entities are consolidated as subsidiaries and together referred to as the Simandou iron ore project.

(m)	Other Operations include Rio Tinto’s 100 per cent interest in the Gove alumina refinery and Rio Tinto Marine.
(n)

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The increased loss in Other items includes restructuring, project and other one-off costs of US$68 million (pre-tax) in 2018 first half. It also reflects an increase in Information System & Technology spend of US$49 million (pre-tax) and further investment in capability to support the Group’s mine-to-market productivity programme.

(o)

Capital expenditure comprises the net cash outflow on purchases less disposals of property, plant and equipment, capitalised evaluation costs and purchases less disposals of other intangible assets. The details provided include 100 per cent of subsidiaries’ capital expenditure and Rio Tinto’s share of the capital expenditure of joint operations and equity accounted units.

(p)

Operating assets of subsidiaries comprise net assets excluding post-retirement assets and liabilities, net of tax, and are before deducting net debt. Operating assets are stated after deduction of non-controlling interests, which are calculated by reference to the net assets of the relevant companies (i.e. inclusive of such companies’ debt and amounts due to or from Rio Tinto Group companies).

(q)

Assets and liabilities held for sale at 30 June 2018 comprise of Rio Tinto's interest in the Dunkerque aluminium smelter, the ISAL smelter, the Aluchemie anode plant, the Alufluor aluminium fluoride plant, the Hail Creek coal mine, the Valeria coal development project and the Kestrel underground coal mine and certain other separate assets.

Review of operations

Iron Ore

	First half 2018	First half 2017	Change
Pilbara production (million tonnes – Rio Tinto share)	140.5	128.7	+9%
Pilbara production (million tonnes – 100%)	168.7	157.0	+7%
Pilbara shipments (million tonnes – Rio Tinto share)	140.1	127.2	+10%
Pilbara shipments (million tonnes – 100%)	168.8	154.3	+9%

Gross sales revenue (US$ millions)	9,170	8,763	+5%
Underlying EBITDA (US$ millions)	5,656	5,607	+1%
Pilbara underlying FOB EBITDA margin*	67%	69%
Underlying earnings (US$ millions)	3,222	3,255	-1%
Net cash generated from operating activities (US$ millions)	4,245	4,209	+1%
Capital expenditure (US$ millions)	(485)	(528)	-8%
Free cash flow (US$ millions)	3,759	3,682	+2%

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

* The Pilbara underlying FOB EBITDA margin is defined as Pilbara underlying EBITDA divided by Pilbara revenues, excluding freight revenue.

Performance

The Iron Ore group’s underlying EBITDA of $5,656 million in 2018 first half was one per cent higher than 2017 first half with a nine per cent increase in shipments, together with cash cost savings and productivity improvements fully offsetting the $542 million impact of lower prices, with the FOB Platts index for 62 per cent iron Pilbara fines declining by nine per cent compared with 2017 first half.

These savings and productivity improvements are reflected in Pilbara unit cash costs which were sustained from 2017 full year at $13.4 per tonne in 2018 first half (2017 first half: $13.8 per tonne). This was against a backdrop of higher diesel and energy costs, labour increases, general inflation, increases in cyclical maintenance and longer haul distances. Maintaining the current cost position will become ever more challenging as cost pressures continue to escalate, notably labour and contractor costs, and as the proportion of material mined below the water table increases.

Pilbara operations delivered an underlying free on board (FOB) EBITDA margin of 67 per cent in 2018 first half, compared with 69 per cent in 2017 first half.

Gross sales revenues for Pilbara operations in 2018 first half of $9,113 million included freight revenue of $767 million (2017 first half: $569 million).

Net cash generated from operating activities of $4,245 million was one per cent higher than 2017 first half, driven by the same trends as for underlying EBITDA. These realised free cash flow of $3,759 million, two per cent higher than 2017 first half, reflecting a lower capital spend, partly attributable to the completion of Silvergrass at the end of 2017.

Markets

Sales of 168.8 million tonnes (Rio Tinto share 140.1 million tonnes) were nine per cent higher than 2017 first half. The continued improvement in productivity and flexibility across the system enabled Rio Tinto to benefit from strong lump premiums during the first half.

Approximately 66 per cent of sales in 2018 first half were priced with reference to the current month average, 17 per cent with reference to the prior quarter’s average index lagged by one month, five per cent with reference to the current quarter average and 12 per cent were sold on fixed price spot. Approximately 69 per cent of 2018 first half sales were made including freight, with the remainder sold free on board (FOB).

Achieved average pricing in 2018 first half was $57.9 per wet metric tonne on an FOB basis (2017 first half: $62.4 per wet metric tonne). This equates to $63.0 per dry metric tonne (2017 first half: $67.8 per dry metric tonne), which compares with the average FOB Platts index of $62.3 per dry metric tonne for 62 per cent iron Pilbara fines (2017 first half: $68.2 per dry metric tonne).

Operations

Pilbara operations produced 168.7 million tonnes (Rio Tinto share 140.5 million tonnes) in 2018 first half, seven per cent higher than the same period of 2017, reflecting favourable weather conditions compared to last year, the ramp-up of Silvergrass and the ongoing implementation of productivity improvements across the integrated system.

New projects and growth options

The automation of the Pilbara train system (AutoHaulTM) continues to advance, with approximately 65 per cent of trains at the end of the quarter having run in either a driver attended or autonomous mode and more than 3.3 million kilometres now completed in this mode of operation. AutoHaulTM received accreditation to run trains in autonomous mode from the National Rail Safety Regulator on 18 May 2018 and the first loaded autonomous train journey took place on 10 July 2018. Full implementation of the autonomous programme is expected by the end of 2018.

The Koodaideri feasibility study is on track for completion in 2018. Early works capital funding of $146 million was approved for Koodaideri on 31 July 2018.

Aluminium

	First half 2018	First half 2017	Change
Production (Rio Tinto share)
Bauxite (000 tonnes)	25,931	24,167	+7%
Alumina (000 tonnes)	3,988	4,070	-2%
Aluminium (000 tonnes)	1,704	1,777	-4%

Gross sales revenue (US$ millions)	6,148	5,368	+15%
Underlying EBITDA (US$ millions)	1,831	1,666	+10%
Underlying EBITDA margin (integrated operations)	35%	35%
Underlying earnings (US$ millions)	871	759	+15%
Net cash generated from operating activities (US$ millions)	1,137	1,130	+1%
Capital expenditure – excluding EAUs (US$ millions)	(806)	(458)	+76%
Free cash flow (US$ millions)	327	670	-51%

Performance

The Aluminium group’s underlying EBITDA of $1,831 million increased by ten per cent compared with 2017 first half, benefiting from stronger pricing and higher bauxite volumes, including a 14 per cent increase in shipments to third parties. Higher LME prices and enhanced market premiums were driven by concerns over a tightening market on the back of the US-imposed tariffs and sanctions, with the tariffs coming into effect from 1 June 2018. The improved pricing environment increased underlying EBITDA by $557 million compared with 2017 first half. Together with volume creep at managed operations, cost improvements and value-added product initiatives the group offset the continued impact of significant raw material cost headwinds - most notably caustic soda, petroleum coke and tar pitch. These headwinds resulted in $229 million of additional costs in 2018 first half, already exceeding the full year 2017 impact. Overall, the Aluminium group maintained its sector-leading performance, with the underlying EBITDA margin from integrated operations stable at 35 per cent.

Net cash flow from operating activities increased by one per cent with the strong underlying EBITDA performance partly offset by an increase in working capital primarily driven by higher pricing. Capital expenditure increased by 76 per cent as construction at Amrun accelerated in 2018 first half. This led to a 51 per cent decline in free cash flow generation with the higher capex partly offset by the strong underlying EBITDA performance.

Although the Aluminium group is broadly balanced in alumina, it is exposed to long-term legacy alumina sales contracts, which are LME-linked. The significant escalation in the alumina index price during 2018 first half, as a result of industry supply disruptions, has considerably increased the financial impact of these legacy contracts, which is reflected within the $166 million underlying EBITDA loss in Other Product Group items. In total, slightly more than two million tonnes of alumina are sold under legacy contracts, the majority of which have end dates ranging from 2023 to 2030.

Markets

The 2018 first half cash LME aluminium price averaged $2,209 per tonne, an increase of 18 per cent on 2017 first half. Market premiums increased in all regions: in the US, the mid-West premium averaged $463 per tonne, compared with $206 per tonne in 2017 first half, a 125 per cent rise, driven higher by the US tariffs.

Overall, the group achieved an average realised aluminium price of $2,547 per tonne in 2018 first half (2017 first half: $2,151 per tonne). This includes premiums for value-added products (VAP), which represented 58 per cent of primary metal sold in 2018 first half (2017 first half: 57 per cent) and generated attractive product premiums averaging $222 per tonne of VAP sold (2017 first half: $217 per tonne) on top of the physical market premiums.

Operations

Central to the aluminium group’s performance has been the continuous drive to creep the capacity of its assets through productivity at minimal cost, to enhance margin, while always maintaining a focus on value over volume.

Bauxite production of 25.9 million tonnes was seven per cent higher than 2017 first half, reflecting the continued implementation of operational improvements. This strong production performance enabled the group to increase its shipments of bauxite to third parties by 14 per cent to 17.0 million tonnes, further reinforcing Rio Tinto’s position as the global leader in the seaborne bauxite trade. There are significant uncertainties around the direction of the bauxite market primarily due to the recent and substantial growth in bauxite mine capacity in Guinea and uncertainties regarding the impact of supply reforms underway in China.

Gross sales revenues for bauxite in 2018 first half increased 26 per cent to $1,207 million and included freight revenues of $178 million (2017 first half: $111 million).

Alumina production for 2018 first half was in line with the same period of 2017, with a solid, consistent performance across all the refineries. There was a continued focus on productivity enhancements throughout the operations, with these actions, together with higher realised prices, driving the Alumina business to achieve underlying EBITDA of $435 million, an increase of 72 per cent on 2017 first half.

Aluminium production of 1.7 million tonnes in 2018 first half was four per cent lower than 2017 first half, primarily reflecting an ongoing lock-out at the non-managed Becancour smelter, which began on 11 January 2018, as well as a power interruption at the Dunkerque smelter which occurred on 6 February 2018. Dunkerque has been progressively ramping up towards full production during the second quarter of 2018.

Primary Metal underlying EBITDA of $917 million was 14 per cent higher than 2017 first half, mainly driven by stronger pricing and an ongoing focus on productivity, which enabled volume creep and cost reductions, offsetting the impacts of raw materials cost escalation.

Pacific Aluminium underlying EBITDA of $151 million was 35 per cent lower than 2017 first half, reflecting higher energy pricing and higher raw materials costs.

Following the announcement by the United States Treasury Department on 6 April 2018, that it was implementing sanctions on various Russian individuals and companies, Rio Tinto announced on 13 April 2018 that it had reviewed arrangements it had with impacted entities and was in the process of declaring force majeure on certain contracts. However, the wind-down period was subsequently extended until 23 October 2018 and no force majeure declarations have been made to date. Rio Tinto continues to monitor this situation closely.

Binding offers for the sale of the Aluminium Dunkerque smelter in France for $500 million and the ISAL smelter in Iceland for $345 million were announced in the first quarter of 2018. The sales are expected to complete in the third quarter of 2018, subject to satisfactory completion of consultations with key stakeholders and applicable regulatory clearances.

New projects and growth options

The $1.9 billion Amrun bauxite project on the Cape York Peninsula in north Queensland is advancing to plan. The stacker and reclaimer have been transported to site following completion of fabrication, whilst the shiploader assembly is also nearing completion. The project remains on schedule for first shipment in the first half of 2019.

The $0.7 billion1 bauxite project to expand the production capacity of the Compagnie des Bauxites de Guinée (CBG) to 18.5 million tonnes per annum1 remains on schedule with first shipment from the expansion project expected in the fourth quarter of 2018.

1 100 per cent basis. Rio Tinto’s share of capex and production is 45 per cent.

Copper & Diamonds

	First half 2018	First half 2017	Change
Production (Rio Tinto share)
Mined copper (000 tonnes)	296.1	208.9	+42%
Refined copper (000 tonnes)	117.9	77.1	+53%
Diamonds (000 carats)	9,241	8,487	+9%

Gross sales revenue (US$ millions)	3,032	1,922	+58%
Underlying EBITDA (US$ millions)	1,360	771	+76%
Underlying EBITDA margin	45%	40%
Underlying earnings / (loss) (US$ millions)	450	(69)	n/a
Net cash generated from operating activities (US$ millions)[1]	838	649	+29%
Capital expenditure – excluding EAUs (US$ millions)	(810)	(585)	+38%
Free cash flow (US$ millions)	28	62	-55%

1 Net cash generated from operating activities excludes the operating cash flows of equity accounted units (Escondida) but includes dividends from the equity accounted units.

Performance

The Copper & Diamonds group recorded underlying EBITDA of $1,360 million, 76 per cent higher than 2017 first half. This was driven by higher prices, increased copper volumes at Rio Tinto Kennecott, Escondida and Oyu Tolgoi, and the absence of the one-off items from 2017 first half, in particular the impact of industrial action at Escondida, partly offset by higher cash costs and increased evaluation expenditure.

Gross sales revenues for the product group of $3,032 million were 58 per cent higher than 2017 first half, reflecting higher prices and increased copper volumes.

Cash flow generated of $838 million (inclusive of dividends received from Escondida) was 29 per cent higher than 2017 first half despite the non-recurrence of the final insurance settlement relating to the 2013 Manefay slide at Rio Tinto Kennecott. Working capital, productivity and cost management initiatives also contributed to favourable cash flows, helping to partially offset the impact of raw materials and consumables inflation at certain sites. The group delivered free cash flow of $28 million (inclusive of dividends received from Escondida) despite a $225 million increase in capital expenditure as activity ramped up at the Oyu Tolgoi Underground Project.

Markets

Average LME copper prices increased 20 per cent to 315 cents per pound and the average gold price increased six per cent to $1,318 per ounce compared with 2017 first half.

The total impact of price changes on the Copper & Diamonds group, including the effects of provisional pricing movements, resulted in an increase in underlying EBITDA of $291 million compared with 2017 first half.

At 30 June 2018, the Group had an estimated 264 million pounds of copper sales that were provisionally priced at 312 cents per pound. The final price of these sales will be determined during the second half of 2018. This compares with 250 million pounds of open shipments at 31 December 2017, provisionally priced at 304 cents per pound.

Operations - Copper

Mined copper production was 42 per cent higher than 2017 first half, due to the ramp-up of Escondida production, following the labour union strike in 2017 first half and commissioning of the Los Colorados concentrator in the second half of 2017, combined with increases at Rio Tinto Kennecott as mining activity moved into a higher grade area of the pit and fleet productivity improved. Higher plant throughput at Oyu Tolgoi also contributed to the positive trend. The 53 per cent increase in refined copper production reflected the absence of the 2017 first half smelter shutdown at Rio Tinto Kennecott and the return to normal operating activities at Escondida.

Grasberg

On 12 July 2018, Rio Tinto announced that it had signed a non-binding agreement with PT Indonesia Asahan Aluminium (Persero) (Inalum), and Freeport-McMoRan Inc. (FCX) in relation to the future ownership of the Grasberg mine in Indonesia. The Heads of Agreement details the proposed principal terms for the sale of Rio Tinto’s entire interest pursuant to a joint operating agreement with PT Freeport Indonesia (PT-FI) in Grasberg to Inalum, Indonesia’s state mining company, for $3.5 billion.

Separately, the agreement sets out a proposed transaction between FCX and Inalum for the latter to buy an additional stake in Grasberg as well as additional terms relating to the future ownership and operation of Grasberg. All parties have committed to work towards agreeing and signing binding agreements before the end of the second half of 2018. Given the terms that remain to be agreed, there is no certainty that a transaction will be completed. Any final agreements will be subject to applicable government and regulatory approvals.

In February 2018, PT-FI received an extension of its export permit to February 2019, with a temporary Mining Licence renewed on a short-term basis while PT-FI continues to engage with the Indonesian Government on matters pertaining to in-country processing, environmental regulation, share divestment strategy and the basis upon which operations at Grasberg will continue beyond 2021 with regard to the rights conferred by its Contract of Work.

Rio Tinto is reporting its metal share for 2018 first half as zero and expects its metal share for 2018 to be zero.

Oyu Tolgoi

Rio Tinto is committed to working with the Government of Mongolia and other key stakeholders in order to fulfil all of the commitments under the Oyu Tolgoi Investment Agreement.

Oyu Tolgoi LLC (Oyu Tolgoi) has received, and is evaluating, a tax assessment for approximately
$155 million from the Mongolian Tax Authority (the MTA) relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2013 and 2015.

Rio Tinto continues to work with its partners to develop the best solution for a domestic power supply for the Oyu Tolgoi operation, following the Government of Mongolia’s cancellation of the Southern Region Power Sector Cooperation Agreement (PSCA). The decision to terminate the PSCA indicates that the Government of Mongolia no longer views the Tavan Tolgoi Power Project as a viable option for Oyu Tolgoi. As a result, and in line with the terms of the 2009 Investment Agreement, Oyu Tolgoi is now obliged to deliver a domestic power source for the operation within four years (by February 2022).

In March 2018, the Speaker of the Mongolian Parliament appointed a Parliamentary Working Group (Working Group) that consisted of 13 Members of Parliament to review the implementation of the Investment Agreement.  The Working Group’s fieldwork has been completed and reporting is expected to be in the autumn parliamentary session, which starts on 1 October 2018.

Rio Tinto continues to discuss these matters with the Government of Mongolia.

Operations – Diamonds

Diamond production was nine per cent higher than 2017 first half with higher carat production at Argyle due to an increase in tonnes processed following improved plant availability offsetting marginally lower production at Diavik due to lower recovered grades.

New projects and growth options

Contractor numbers are approaching their peak at the Oyu Tolgoi Underground Project, with a project workforce of over 7,500 at the end of June 2018, of which 89 per cent are Mongolian nationals. Shaft two equipping and headframe fit-out is in progress, and the shaft five ventilation system has been fully commissioned and is now operational. Construction of the first drawbell is still expected in mid-2020.

In December 2017, Rio Tinto approved a $368 million commitment (Rio Tinto share 55 per cent or $202 million) to further advance the Resolution Copper project in the United States. The funding will improve infrastructure, progress permitting and facilitate mine planning as part of the pre-feasibility study.

Development of the A21 project at Diavik is ahead of schedule with first ore uncovered in March and the mine is expected to be at full production capacity during the fourth quarter of 2018.

Energy & Minerals

	First half 2018	First half 2017	Change
Production (Rio Tinto share)
Hard coking coal (000 tonnes)	3,276	3,138	+4%
Thermal coal (000 tonnes)	2,130	2,022	+5%
Iron ore pellets and concentrates (000 tonnes)	3,236	5,262	-39%
Titanium dioxide slag (000 tonnes)	525	647	-19%
Borates (000 tonnes)	256	256	0%
Salt (000 tonnes)	3,176	2,327	+36%
Uranium (000 lbs)	3,046	3,111	-2%

Gross sales revenue (US$ millions)	2,864	3,855	-26%
Underlying EBITDA (US$ millions)	1,037	1,434	-28%
Underlying EBITDA margin	36%	37%
Underlying earnings (US$ millions)	473	652	-27%
Net cash generated from operating activities (US$ millions)	599	1,057	-43%
Capital expenditure (US$ millions)	(214)	(145)	+48%
Free cash flow (US$ millions)	379	908	-58%

To allow production numbers to be compared on a like-for-like basis, production from asset divestments completed in 2017 have been excluded from the Rio Tinto share of production data but assets sold in 2018 remain in the comparative.

Iron Ore Company of Canada and Simandou are reported within Energy & Minerals, reflecting management responsibility.

Performance

Underlying EBITDA for the Energy & Minerals group was $1,037 million, which, excluding the 2017 contribution from Coal & Allied (divested in the second half of 2017), was six per cent lower than 2017 first half comparative of $1,101 million. The group benefited from higher prices for coking coal, titanium dioxide feedstocks, zircon and metallics. However, performance was impacted by the suspension of operations at Iron Ore Company of Canada, while collective bargaining negotiations took place, at Rio Tinto Fer et Titane (RTFT) following a fatality, and at Richards Bay Minerals (RBM) due to ongoing disruptions by contractors and their employees. The 2018 first half result also included a gain recognised on the sale of the Winchester South coal development project of $195m.

Gross sales revenues for the product group were $2,864 million. Excluding the contribution from Coal & Allied in 2017 first half, revenues were seven per cent lower than the comparative period of $3,078 million, reflecting lower volumes in iron ore and titanium dioxide feedstocks, partly offset by higher prices.

Net cash generated from operating activities of $599 million in 2018 first half, which included $150 million of proceeds from the sale of the Winchester South coal development project, was 25 per cent lower than 2017 first half operating cash flows of $795 million, excluding the contribution from Coal & Allied in 2017 first half.

Markets

Underlying demand for titanium dioxide strengthened in 2018 first half, as volume growth in downstream applications supported high utilisation rates at pigment plants. High-grade feedstock supply remains tight. This has also constrained the supply of zircon, a titanium dioxide co-product, which has resulted in favourable market conditions in 2018 first half.

Borates demand grew in line with global industrial production growth in 2018 first half, further supported by strong growth from the agriculture sector. Elevated global shipments towards the end of 2017 caused regional pricing pressure in 2018 first half. Demand for high value borate products remains firm. Medium to long-term borates demand is tied to increases in wealth and living standards.

Uranium prices trended lower in the first four months of 2018, reflecting short-term oversupply and successive curtailments of nuclear power generating capacity. Production cutback announcements from miners supported a recovery of spot prices, which trended from $20 per pound in the first quarter of 2018 to $24 per pound by the end of 2018 first half. Market conditions are expected to strengthen in the medium and long run. The United States Department of Commerce formally launched a Section 232 investigation into uranium imports in July 2018.

Operations - Energy

Hard coking coal production was four per cent higher than 2017 first half due to the impact of Cyclone Debbie in 2017.

Thermal coal production for 2017 has been restated for comparability excluding production of 9.9 million tonnes (Rio Tinto share) from the now divested Coal & Allied assets.

Uranium production was two per cent lower than 2017 first half, reflecting lower production at Energy Resources of Australia as the operations continued to process existing stockpiles, which was partly offset by higher production at Rössing due to higher mill grades.

In March 2018, Rio Tinto announced it had entered into binding agreements for the sale of its remaining coal assets for total consideration of $4.15 billion, as follows:

•

On 20 March, it was announced that an agreement was signed with Glencore for the sale of Rio Tinto’s entire 82 per cent interest in the Hail Creek coal mine and 71.2 per cent interest in the Valeria coal development project, both in Queensland, Australia, for $1.7 billion;

•

On 22 March, it was announced that an agreement was signed with Whitehaven Coal Limited for the sale of Rio Tinto’s 75 per cent interest in the Winchester South coal development project in Queensland, Australia, for $200 million; and

•

On 27 March, it was announced that an agreement was entered into with a consortium comprising private equity manager EMR Capital and PT Adaro Energy Tbk, an Indonesian listed coal company, for the sale of Rio Tinto’s entire 80 per cent interest in the Kestrel underground coal mine in Queensland, Australia, for $2.25 billion.

The divestment of Winchester South completed during 2018 first half. Total consideration is comprised of $150 million in cash received on the date of completion and an unconditional cash payment of $50 million due 12 months from the date of completion. The divestments of Hail Creek, Valeria and Kestrel completed on 1 August 2018. Estimated total tax payable for these transactions is in the order of $1 billion, subject to year-end tax adjustments.

As the assets were classified as assets held for sale from the start of April 2018, no depreciation or amortisation has been recognised from that point.

Operations – Iron Ore Company of Canada (IOC)

Rio Tinto’s share of IOC pellet and concentrate production of 3.2 million tonnes was 39 per cent lower than 2017 first half, following the suspension of operations on 27 March 2018 while collective bargaining negotiations took place with the local union workforce. During the second quarter, a new labour agreement was reached, the workforce returned to work on 28 May 2018, and IOC achieved a safe and successful restart and ramp-up of operations to normal production rates by the end of June 2018.

The development of the Wabush 3 open pit mine, approved in the first quarter of 2017, is progressing as planned and is expected to be in production in the second half of 2018.

Operations - Minerals

Titanium dioxide slag production was 19 per cent lower than 2017 first half, reflecting the suspension of operations at RTFT following a fatality, and ongoing labour disruptions at RBM between contractors and their employees.

On 26 April 2018, an employee suffered fatal injuries during an incident at RTFT. As a result, operations were suspended for a period of ten days while the incident was investigated and operations were confirmed to be safe to recommence. The safe restart and ramp-up to normal operations was achieved by 2 July 2018.

On 27 July 2018, force majeure was declared on RTFT customers due to an unplanned shutdown of a furnace. The furnace will be repaired over the coming months and is not expected to return to full operation before the end of the year.

Operations at RBM continue to be impacted by ongoing labour disputes between contractors and their employees. Following a suspension in the first quarter, mine and smelter operations restarted on 11 April 2018, but due to equipment damage the mine will reach full capacity later this year. RBM declared force majeure on deliveries to its titanium dioxide feedstock customers, which will be lifted once the operation returns to normal capacity. On 9 July 2018, a serious incident occurred at RBM’s mining operation, resulting in the fatality of a security contractor. The incident is now the subject of a police investigation. Rio Tinto’s highest priority is the safety of its people, and operations at RBM were temporarily suspended.

Production of borates and salt were driven by market demand. Higher salt production in 2018 first half reflected adverse weather at Dampier Salt in 2017 first half.

New projects and growth options

The Group has significant optionality in titanium dioxide feedstocks, subject to market conditions. Two of nine furnaces at RTFT remain idle, one of which is currently being rebuilt, along with one of four furnaces at RBM. The focus remains on maximising the productivity of the furnaces currently in operation, and a decision to restart idle furnaces will be based on maximising value over volume.

Work continued on the feasibility study for the Zulti South mine expansion at RBM in South Africa, which has the potential to maintain RBM’s low-cost smelting capacity and zircon production. The project remains one of the best undeveloped mineral sand deposits in the industry, given its large ilmenite resource with high rutile and zircon content in the overall mineral suite. It is expected that a decision as to whether to proceed with the project will be made in the first half of 2019.

The Jadar project in Serbia is a lithium-borate deposit discovered by Rio Tinto in 2004. Prefeasibility assessments are ongoing to establish the economic business case for the project and to advance its environmental and socioeconomic impact assessments. On 24 July 2017, Rio Tinto signed a Memorandum of Understanding with the Government of Serbia to form a joint working group to progress the study and permitting phase of the project.

Rio Tinto and Chinalco continue to hold discussions following the signing of a non-binding agreement on 28 October 2016 for Rio Tinto to sell its entire stake in the Simandou project in Guinea to Chinalco. The Heads of Agreement sets out the proposed principal terms of the sale with the aim of signing a binding agreement.

Other Operations

	First half 2018	First half 2017
Underlying EBITDA (US$ millions)	(27)	-
Underlying loss (US$ millions)	(67)	(34)
Capital expenditure (US$ millions)	(8)	42

Other operations relates to the Group’s shipping operations and its legacy sites including the Gove alumina refinery, where production was curtailed on 28 May 2014.

Other items

	First half 2018	First half 2017
Underlying EBITDA (US$ millions)	(559)	(351)
Underlying loss (US$ millions)	(329)	(226)
Capital expenditure (US$ millions)	(23)	(6)

Central office costs, central Growth & Innovation costs and other central items are reported in Other items. The $208 million (pre-tax) increase in Other items includes restructuring, project and other one-off costs of $68 million (pre-tax) in 2018 first half. It also reflects an increase in Information System & Technology spend of $49 million (pre-tax) and further investment in capability to support the Group’s mine-to-market productivity programme.

Exploration & evaluation

	First half 2018	First half 2017
Central exploration expense (US$ millions)	(100)	(85)

Central exploration & evaluation expenditure in 2018 first half resulted in a charge to underlying EBITDA of $100 million.

The exploration & evaluation spend across the Group totalled $232 million in 2018 first half. This included exploration & evaluation spend of $132 million in the Product Groups, mostly in Copper.

Rio Tinto has a strong portfolio of projects with activity in 17 countries across some eight commodities. The bulk of the exploration expenditure in this quarter was focused on copper targets in Australia, Botswana, Canada, Chile, Kazakhstan, Mongolia, Namibia, Papua New Guinea, Peru, Serbia, Uganda, United States and Zambia. Mine-lease exploration continued at a number of Rio Tinto managed businesses including Pilbara Iron, RTIT in Canada, Oyu Tolgoi and Weipa.

DIRECTORS’ REPORT
for the half year ended 30 June 2018

Review of operations and important events

A detailed review of the Group’s operations, the results of those operations during the half year ended 30 June 2018 and likely future developments are given on pages 1 to 26. Important events that have occurred during the period and up until the date of this report are set out below.

Financial

On 7 February 2018, Rio Tinto announced a $1.0 billion share buy-back programme of Rio Tinto plc shares, expected to complete by 31 December 2018. This was in addition to the $4.0 billion of share buy-backs announced in 2017, which included an A$750 million off-market buy-back of Rio Tinto Limited shares.

On 16 February 2018, Rio Tinto announced that, following the Government of Mongolia’s withdrawal from the Tavan Tolgoi power project, Oyu Tolgoi will now be obliged to deliver a domestic power source for the operation within four years. Rio Tinto will continue to review its capital expenditure forecasts for the project but has already earmarked $250 million a year for the development of a power station in Mongolia in its 2019 and 2020 capex forecasts.

On 20 March 2018, Rio Tinto announced a tender offer and bond redemption exercise to further reduce gross debt and use excess liquidity.  Redemption notices for approximately $1.4 billion of US dollar-denominated notes were issued and invitations commenced to holders outside the United States to sell up to approximately $850 million equivalent of its 2020 and 2024 Euro-denominated notes.  The transactions completed on 20 April 2018 and as a result, the Group’s gross debt was reduced by $1.94 billion equivalent.

Following the announcement by the United States Treasury Department on 6 April 2018 that it was implementing sanctions on various Russian individuals and companies, Rio Tinto announced on 13 April 2018 that it had reviewed arrangements it had with impacted entities and was in the process of declaring force majeure on certain contracts. The sanctions wind-down period has been extended until 23 October 2018 and no force majeure declarations have been made to date.

Transactions

Binding offers for the sale of the Aluminium Dunkerque smelter in France for $500 million and the ISAL aluminium smelter in Iceland for $345 million were announced in the first quarter of 2018. The sales are expected to complete in the third quarter of 2018, subject to satisfactory completion of consultations with key stakeholders and applicable regulatory clearances.

On 1 June 2018, Rio Tinto announced it completed the sale of its 75 per cent interest in the Winchester South coal development project in Queensland, Australia, to Whitehaven Coal Limited. Total consideration of $200 million is comprised of $150 million in cash received on the date of completion and an unconditional cash payment of $50 million due 12 months from the date of completion.

On 12 July 2018, Rio Tinto announced that it had signed a non-binding agreement with PT Indonesia Asahan Aluminium (Persero) (Inalum), and Freeport-McMoRan Inc. (FCX) in relation to the future ownership of the Grasberg mine in Indonesia. The Heads of Agreement details the proposed principal terms for the sale of Rio Tinto's entire interest pursuant to a joint operating agreement with PT Freeport Indonesia (PT-FI) in Grasberg to Inalum, Indonesia's state mining company, for $3.5 billion.

On 1 August 2018, Rio Tinto announced that the sales of its interests in the Kestrel and Hail Creek coal mines and Valeria coal development project had completed, with gross proceeds of $3.95 billion.

People

With effect from 1 January 2018, Rio Tinto appointed Simon Trott as chief commercial officer. Simon is also a member of the Rio Tinto Executive Committee.

Directors

Jan Du Plessis stepped down from the board on 5 March 2018, having been a director since 1 September 2008. Paul Tellier stepped down from the board on 2 May 2018, having been a director since 25 October 2007.

Moya Greene has been appointed as an independent non-executive director and will join the board on 17 September 2018.

Jakob Stausholm has been appointed to succeed Chris Lynch as chief financial officer. Mr Stausholm will join Rio Tinto as an executive director and chief financial officer on 3 September 2018. Chris Lynch will stand down from the Rio Tinto board on 3 September 2018 and will retire from Rio Tinto on 30 September 2018.

The Directors’ report is made in accordance with a resolution of the board.

Simon Thompson
Chairman
1 August 2018

Non-GAAP measures

The Group presents certain non-GAAP financial measures, including underlying earnings, which are reconciled to directly comparable IFRS financial measures below. These non-GAAP measures are used internally by management to assess the performance of the business. They are not a substitute for the IFRS measures and should be considered alongside those measures.

Reconciliation of net earnings to underlying earnings

			Non-
			controlling	Net	Net
	Pre-tax	Taxation	interests	amount	amount
	HY2018	HY2018	HY2018	HY2018	HY2017
Exclusions from underlying earnings	US$m	US$m	US$m	US$m	US$m
Impairment charges(a)	(123)	25	-	(98)	(166)
Net gains on consolidation and disposal of interests in businesses(b)	176	(30)	-	146	(5)
Exchange and derivative gains/(losses):
- Exchange gains/(losses) on US dollar net
debt, intragroup balances and derivatives(c)	373	(72)	(7)	294	(409)
- Losses on currency and interest rate
derivatives not qualifying for hedge accounting(d)	(14)	2	(1)	(13)	(3)
- Gains/(losses) on commodity derivatives not
qualifying for hedge accounting(e)	155	(48)	-	107	(90)
Tax charge relating to expected divestments(f)	-	(472)	-	(472)	-
Rio Tinto Kennecott insurance settlement(g)	-	-	-	-	45
Other exclusions	-	-	-	-	(8)
Total excluded from underlying earnings	567	(595)	(8)	(36)	(636)
Net earnings	6,732	(2,233)	(119)	4,380	3,305
Underlying earnings	6,165	(1,638)	(111)	4,416	3,941

Underlying earnings is reported by Rio Tinto to provide greater understanding of the underlying business performance of its operations. Underlying earnings and net earnings both represent amounts attributable to owners of Rio Tinto.

The following items are excluded from net earnings in arriving at underlying earnings in each period irrespective of materiality:

– Net gains on disposal and consolidation of interests in businesses.

– Impairment charges and reversals of cash generating units.

– Profit/(loss) after tax from discontinued operations.

– Certain exchange and derivative gains and losses (as defined in the table above).

Exclusions from underlying earnings relating to equity accounted units are stated after tax and included in the column 'Pre-tax'. Items (a) to (g) below are excluded from net earnings in arriving at underlying earnings.

(a)

On 26 February 2018, Rio Tinto received a binding offer from Hydro of US$345 million, subject to final adjustments, to acquire Rio Tinto’s ISAL smelter in Iceland, its 53.3 per cent share in the Aluchemie anode plant in the Netherlands and its 50 per cent share in the Aluminium plant in Sweden. The expected proceeds are lower than previous carrying value of these assets, therefore a pre-tax impairment charge of US$123 million was recognised on reclassification of these assets to assets held for sale.

Following a reassessment of planned exploration spend in the six months ended 30 June 2017, substantive expenditure to evaluate the Roughrider deposit in Canada was neither budgeted nor planned. These circumstances were identified as an impairment indicator under IFRS 6 and the recoverable amount for the evaluation and exploration assets was determined to be US$nil due to the significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date. Accordingly an impairment charge of US$357 million was recorded in 2017 to fully write-off the mineral interests recognised on acquisition.

In 2015, the impairment charge for Simandou included an amount relating to the anticipated settlement of contractual liabilities. These liabilities were settled during 2017 by the Group’s subsidiary Simfer Jersey Ltd. from the proceeds of a share issue. The non-controlling interest component of this transaction (US$91 million) has been accounted for as an impairment reversal consistent with the original accounting treatment.

Reconciliation of net earnings to underlying earnings (continued)

(b)

On 10 May 2018, Rio Tinto and Alcoa announced they had launched a new Joint Venture, Elysis, to develop and commercialise a carbon-free aluminium smelting process. Rio Tinto’s interest in the joint venture has been accounted for using the equity method. The patents contributed and intellectual property licenced to the arrangement by Rio Tinto had no carrying value, and therefore a gain has been recognised for the fair value uplift on formation of the arrangement. This gain has been reduced so that it only represents the proportion contributed by outside shareholders, resulting in a pre-tax gain of US$171 million (US$141 million after tax).

For the period to 30 June 2017 there were no material disposals of interests in businesses.

(c)

Exchange gains/(losses) on external US dollar net debt and intragroup balances comprise of post-tax foreign exchange losses on US dollar denominated net debt in non-US dollar functional currency companies of US$238 million and post-tax gains of US$532 million on intragroup balances, primarily as a result of the Australian and Canadian dollars both weakening against the US dollar.

(d)

Valuation changes on currency and interest rate derivatives, which are ineligible for hedge accounting, other than those embedded in commercial contracts, and the currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar.

(e)

Valuation changes on commodity derivatives embedded in commercial contracts and other financial commodity derivatives, that are ineligible for hedge accounting, but for which there will be an offsetting change in future Group earnings.

(f)

Capital gains tax in respect of the Australian coal disposals became chargeable upon signing of the sales agreements during the period to 30 June 2018. The associated gains on disposal and the balance of taxes payable will be recognised when the sales transactions complete, which was on 1 August 2018.  The amount of $472 million excluded from underlying earnings relates to gains on the disposal of Hail Creek and Kestrel. Amounts relating to the undeveloped properties, Winchester South and Valeria, are included within underlying earnings. Estimated total tax payable for these transactions is in the order of $1 billion, subject to year-end tax adjustments.

(g)

In the six months to 30 June 2017, Rio Tinto received the final settlement on the insurance claims related to the 2013 slide at Rio Tinto Kennecott’s Bingham Canyon mine. The amounts excluded from underlying earnings were consistent with the previously excluded losses to which they relate, in line with the treatment of the 2013 and 2015 settlement payments.

Rio Tinto Group

Unaudited Condensed Interim Financial Statements

Period ended June 30, 2018

Rio Tinto 2018 Form 6-K

Group income statement

	Six months	Six months
	to 30 June	to 30 June
	2018	2017
	US$m	US$m
Consolidated operations
Consolidated sales revenue	19,914	19,319
Net operating costs (excluding items shown separately)	(13,472)	(12,652)
Impairment charges(a)	(123)	(357)
Net gains/(losses) on consolidation and disposal of interests in businesses(b)	176	(13)
Exploration and evaluation costs	(232)	(175)
Profit relating to interests in undeveloped projects(c)	195	1
Operating profit	6,458	6,123
Share of profit after tax of equity accounted units	326	40
Profit before finance items and taxation	6,784	6,163
Finance items
Net exchange gains/(losses) on external debt and intragroup balances	385	(455)
Net losses on derivatives not qualifying for hedge accounting	(14)	(7)
Finance income	100	68
Finance costs(d)	(332)	(595)
Amortisation of discount	(191)	(218)
	(52)	(1,207)
Profit before taxation	6,732	4,956
Taxation	(2,233)	(1,669)
Profit for the period	4,499	3,287
- attributable to owners of Rio Tinto	4,380	3,305
- attributable to non-controlling interests (profit/(loss))	119	(18)

Basic earnings per share(e)	251.6c	184.0c
Diluted earnings per share(e)	249.9c	182.7c

(a)

On 26 February 2018, Rio Tinto received a binding offer from Hydro of US$345 million, subject to final adjustments, to acquire Rio Tinto’s ISAL smelter in Iceland, its 53.3 per cent share in the Aluchemie anode plant in the Netherlands and its 50 per cent share in the Aluminium fluoride plant in Sweden. The expected proceeds are lower than the previous carrying value of these assets, therefore a pre-tax impairment charge of US$123 million was recognised on reclassification of these assets to assets held for sale.

Following a reassessment of planned exploration spend in the six months ended 30 June 2017, substantive expenditure to evaluate the Roughrider deposit in Canada was neither budgeted nor planned. These circumstances were identified as an impairment indicator under IFRS 6 and the recoverable amount for the evaluation and exploration assets was determined to be US$nil due to the significant uncertainty over whether commercially viable quantities of mineral resources could be identified at a future date. Accordingly an impairment charge of US$357 million was recorded in 2017 to fully write-off the mineral interests recognised on acquisition.

(b)

On 10 May 2018, Rio Tinto and Alcoa announced they had launched a new Joint Venture, Elysis, to develop and commercialise a carbon-free aluminium smelting process. Rio Tinto’s interest in the joint venture has been accounted for using the equity method. The patents contributed and intellectual property licenced to the arrangement by Rio Tinto had no carrying value, and therefore a gain has been recognised for the fair value uplift on formation of the arrangement. This gain represents the proportion contributed by outside shareholders, resulting in a pre-tax gain of US$171 million (US$141 million after tax).

(c)	On 1 June 2018, a pre-tax gain of US$195 million (US$135 million after tax) was recognised on the sale of the Group’s interest in the Winchester South coal development project.
F-1	Rio Tinto 2018 Form 6-K

(d)

Finance costs in the income statement include hedging adjustments and are net of amounts capitalised of US$141 million (30 June 2017: US$93 million).

Rio Tinto completed a bond buy-back programme in April 2018 for US$1.9 billion (nominal value). The early redemption of these bonds accelerated the recognition of future interest payments associated with them. Included in finance costs in the six months ended 30 June 2018 is a net charge of US$94 million attributable to early redemption of these bonds.

Rio Tinto completed a bond buy-back programme in June 2017 for US$2.5 billion (nominal value). The early redemption of these bonds accelerated the recognition of future interest payments associated with them. Included in finance costs in the six months ended 30 June 2017 is a net charge of US$256 million attributable to early redemption of these bonds.

(e)

For the purpose of calculating basic earnings per share, the weighted average number of Rio Tinto plc and Rio Tinto Limited shares outstanding during the period was 1,740.9 million (30 June 2017: 1,796.3 million), being the average number of Rio Tinto plc shares outstanding of 1,328.9 million (30 June 2017: 1,372.6 million), plus the average number of Rio Tinto Limited shares outstanding of 412.0 million (30 June 2017: 423.7 million). The profit figures used in the calculation of basic and diluted earnings per share are the profits attributable to owners of Rio Tinto.

For the purpose of calculating diluted earnings per share, the effect of dilutive securities is added to the weighted average number of shares. This effect is calculated under the treasury stock method.

F-2	Rio Tinto 2018 Form 6-K

Group statement of comprehensive income

	Six months	Six months
	to 30 June	to 30 June
	2018	2017
	US$m	US$m
Profit after tax for the period	4,499	3,287

Other comprehensive income/(loss):
Items that will not be reclassified to profit or loss:
Actuarial gains/(losses) on post retirement benefit plans	617	(99)
Changes in the fair value of equity investments held at fair value through
other comprehensive income ('FVOCI')	(7)	-
Tax relating to these components of other comprehensive income	(159)	33
	451	(66)

Items that have been/may be subsequently reclassified to profit or loss:
Currency translation adjustment(a)	(2,304)	2,120
Fair value movements:
- Cash flow hedge gains	95	17
- Cash flow hedge losses/(gains) transferred to the income statement	18	(39)
- Gains on revaluation of available for sale securities	-	9
- Losses on revaluation of available for sale securities transferred to the
income statement	-	8
Costs of hedging(b)	(29)	-
Tax relating to these components of other comprehensive income	(28)	-
Share of other comprehensive (loss)/income of equity accounted units, net of tax	(39)	24
Other comprehensive (loss)/income for the period, net of tax	(1,836)	2,073
Total comprehensive income for the period	2,663	5,360
- attributable to owners of Rio Tinto	2,640	5,257
- attributable to non-controlling interests	23	103

(a)

Excludes a currency translation loss of US$231 million (30 June 2017: gain of US$243 million) arising on Rio Tinto Limited’s share capital for the period ended 30 June 2018, which is recognised in the Group statement of changes in equity. Refer to Group statement of changes in equity on page F-08.

(b)

As part of the bond buy-back programme, cross currency interest rate swaps hedging the bonds repurchased were closed out resulting in the reclassification of US$3 million cost of hedging to the income statement and recognised within finance costs.

F-3	Rio Tinto 2018 Form 6-K

Group cash flow statement

	Six months	Six months
	to 30 June	to 30 June
	2018	2017
	US$m	US$m
Cash flows from consolidated operations(a)	7,495	8,022
Dividends from equity accounted units	418	169
Cash flows from operations	7,913	8,191

Net interest paid(b)	(338)	(609)
Dividends paid to holders of non-controlling interests in subsidiaries	(5)	(132)
Tax paid	(2,342)	(1,144)
Net cash generated from operating activities	5,228	6,306

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(2,363)	(1,758)
Acquisitions of subsidiaries, joint ventures and associates	(5)	-
Disposals of subsidiaries, joint ventures and associates(c)	402	135
Purchases of financial assets(d)	(1,063)	(16)
Sales of financial assets(d)	12	35
Sales of property, plant and equipment and intangible assets	18	79
Net funding of equity accounted units	(3)	(2)
Net cash used in investing activities	(3,002)	(1,527)

Cash flows before financing activities	2,226	4,779

Cash flows from financing activities
Equity dividends paid to owners of Rio Tinto	(3,177)	(2,248)
Proceeds from additional borrowings	19	9
Repayment of borrowings(b)	(2,093)	(2,595)
Proceeds from issue of equity to non-controlling interests	38	143
Own shares purchased from owners of Rio Tinto	(1,501)	(252)
Purchase of non-controlling interests(e)	-	(194)
Other financing cash flows	(45)	(18)
Net cash flows used in financing activities	(6,759)	(5,155)
Effects of exchange rates on cash and cash equivalents	(20)	(27)
Net decrease in cash and cash equivalents	(4,553)	(403)
Opening cash and cash equivalents less overdrafts	10,547	8,189
Closing cash and cash equivalents less overdrafts(f)	5,994	7,786

(a) Cash flows from consolidated operations
Profit after tax for the period	4,499	3,287
Adjustments for:
Taxation	2,233	1,669
Finance items	52	1,207
Share of profit after tax of equity accounted units	(326)	(40)
Net (gain)/loss on consolidation and disposal of interests in businesses	(176)	13
Impairment charges	123	357
Depreciation and amortisation	2,049	2,117
Provisions (including exchange differences on provisions)	390	168
Utilisation of provision for post-retirement benefits	(138)	(171)
Utilisation of other provisions	(214)	(338)
Change in inventories	(463)	(331)
Change in trade and other receivables	137	464
Change in trade and other payables	(442)	(456)
Other items(g)	(229)	76
	7,495	8,022

(b)

Rio Tinto completed a US$1.9 billion (nominal value) bond buy-back programme in April 2018. The notes purchased and redeemed have been cancelled. Net interest paid includes US$80 million being the payment of the premiums and the accelerated interest associated with the bond redemption.

F-4	Rio Tinto 2018 Form 6-K

Rio Tinto completed a US$2.5 billion (nominal value) bond buy-back programme in June 2017. Net interest paid includes US$259 million being the payment of the premiums and the accelerated interest associated with the bond redemption.

(c)

Disposal proceeds in the six months to 30 June 2018 include cash proceeds of US$60 million received in respect of the non-contingent royalty receivable from Yancoal Australia Limited on the sale of Coal & Allied Industries Limited, which completed in the second half of 2017. In addition, non-refundable deposits of US$338 million have been received during the period relating to the agreed sale of the Kestrel underground coal mine. The sale completed on 1 August 2018.

Disposal proceeds of US$150 million in respect of the Winchester South coal development project are included in Net cash generated from operating activities.

Disposal proceeds in the six months to 30 June 2017 mainly relate to receipt of the second and final instalment of funds for Rio Tinto’s disposal of its 100 percent interest in Lochaber, which was completed in November 2016.

(d)

During the six months to 30 June 2018, the Group invested a further US$1.0 billion in a separately managed portfolio of fixed income instruments. As there has been significant turnover, management has again elected to report the purchases and sales of these securities on a net cash flow basis in the current year within ‘Purchases of financial assets’.

(e)	In May 2017, the Group’s subsidiary Simfer Jersey Limited (Rio Tinto 53%) purchased a 4.25% interest in Simfer SA from International Finance Corporation for US$194 million.

(f)	Closing cash and cash equivalents less overdrafts for the purposes of the cash flow statement differs from cash and cash equivalents on the Group balance sheet as per the following reconciliation:

	30 June	31 December	30 June
	2018	2017	2017
	US$m	US$m	US$m
Cash and cash equivalents per Group balance sheet	5,989	10,550	7,746
Bank overdrafts (reported within ‘borrowings and other financial liabilities’)	-	(3)	(30)
Cash and cash equivalents included in assets of disposal groups held for sale	5	-	70
Cash and cash equivalents less overdrafts per Group cash flow statement	5,994	10,547	7,786

(g)

Includes adjustments to add back mark to market gains of US$152 million (June 2017: losses of US$123 million) mainly relating to derivatives embedded in operational contracts and not designated in a hedge relationship.

F-5	Rio Tinto 2018 Form 6-K

Group balance sheet

	30 June	31 December
	2018	2017
	US$m	US$m
Non-current assets
Goodwill	953	1,037
Intangible assets	3,000	3,119
Property, plant and equipment	57,742	62,093
Investments in equity accounted units	4,512	4,486
Inventories	133	160
Deferred tax assets	3,299	3,395
Trade and other receivables	1,705	1,724
Tax recoverable	28	30
Other financial assets (including loans to equity accounted units)	587	510
	71,959	76,554
Current assets
Inventories	3,543	3,472
Trade and other receivables	2,840	3,443
Tax recoverable	85	129
Other financial assets (including loans to equity accounted units)	2,146	1,084
Cash and cash equivalents	5,989	10,550
	14,603	18,678
Assets of disposal groups held for sale(a)	3,029	494
Total assets	89,591	95,726

Current liabilities
Borrowings and other financial liabilities	(710)	(904)
Trade and other payables	(6,406)	(7,061)
Tax payable	(1,674)	(1,985)
Provisions including post retirement benefits	(1,167)	(1,275)
	(9,957)	(11,225)
Non-current liabilities
Borrowings and other financial liabilities	(13,016)	(15,148)
Trade and other payables	(824)	(856)
Tax payable	(160)	(263)
Deferred tax liabilities	(3,815)	(3,628)
Provisions including post retirement benefits	(12,507)	(13,367)
	(30,322)	(33,262)
Liabilities of disposal groups held for sale(a)	(696)	(124)
Total liabilities	(40,975)	(44,611)
Net assets	48,616	51,115

Capital and reserves
Share capital(b)
- Rio Tinto plc	216	220
- Rio Tinto Limited	3,909	4,140
Share premium account	4,311	4,306
Other reserves(c)	10,142	12,284
Retained earnings(c)	23,755	23,761
Equity attributable to owners of Rio Tinto	42,333	44,711
Attributable to non-controlling interests	6,283	6,404
Total equity	48,616	51,115

(a)

Assets and liabilities held for sale at 30 June 2018 comprise of Rio Tinto's interest in the Dunkerque aluminium smelter, the ISAL smelter, the Aluchemie anode plant, the Alufluor aluminium fluoride plant, the Hail Creek coal mine, the Valeria coal development project and the Kestrel underground coal mine and certain other separate assets.

Assets and liabilities held for sale at 31 December 2017 comprise of Rio Tinto’s interest in the Dunkerque aluminium smelter and certain other separate assets.

F-6	Rio Tinto 2018 Form 6-K

Group balance sheet (continued)

(b)

At 30 June 2018, Rio Tinto plc had 1,315.1 million ordinary shares in issue and held by the public, and Rio Tinto Limited had 412.4 million shares in issue and held by the public. No shares in Rio Tinto Limited were held by Rio Tinto plc at 30 June 2018 (31 December 2017: nil). As required to be disclosed under the ASX Listing Rules, the net tangible assets per share amounted to US$22.22 (31 December 2017: US$23.12).

(c)	Refer to pages F-12 to F-21 for the impact of the transition to new accounting standards on 1 January 2018.
F-7	Rio Tinto 2018 Form 6-K

Group statement of changes in equity

Period ended

30 June 2018

	Attributable to owners of Rio Tinto
						Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance	4,360	4,306	12,284	23,761	44,711	6,404	51,115
Adjustment for transition to new accounting standards(a)	–	–	10	(179)	(169)	–	(169)
Restated opening balance	4,360	4,306	12,294	23,582	44,542	6,404	50,946
Total comprehensive (loss)/income for the period(b)	–	–	(2,188)	4,828	2,640	23	2,663
Currency translation arising on Rio
Tinto Limited's share capital	(231)	–	–	–	(231)	–	(231)
Dividends	–	–	–	(3,177)	(3,177)	(154)	(3,331)
Share buyback(c)	(4)	–	4	(1,444)	(1,444)	–	(1,444)
Own shares purchased from Rio Tinto
shareholders to satisfy share options(d)	–	–	(26)	(56)	(82)	–	(82)
Change in equity held by Rio Tinto	–	–	–	28	28	(28)	–
Treasury shares reissued
and other movements	–	5	–	–	5	–	5
Equity issued to holders of
non-controlling interests	–	–	–	–	–	38	38
Employee share options and
other IFRS 2 charges to
the income statement	–	–	24	28	52	–	52
Transfers and other movements	–	–	34	(34)	–	–	–
Closing balance	4,125	4,311	10,142	23,755	42,333	6,283	48,616

	Six months	Six months
	to 30 June	to 30 June
	2018	2017
	US$m	US$m
Dividends per share: paid during the period	180.0c	125.0c
Dividends per share: proposed in the announcement of the results for the period	127.0c	110.0c

(a)	The impact of the transition to new accounting standards; IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from contracts with customers’ on 1 January 2018 is discussed on pages F-12 to F-21.

(b)	Refer to Group statement of comprehensive income for further details.

(c)

Total amount of US$1,444 million includes own shares purchased from owners of Rio Tinto plc as per the cash flow statement of US$1,501 million adjusted for the movement in a financial liability recognised in respect of irrevocable contracts in place as at 30 June 2018 and 31 December 2017 to cover the share buy-back programme.

(d)	Net of contributions received from employees for share options.

F-8	Rio Tinto 2018 Form 6-K

Group statement of changes in equity (continued)

Period ended

30 June 2017

	Attributable to owners of Rio Tinto
						Non-
	Share	Share	Other	Retained		controlling	Total
	capital	premium	reserves	earnings	Total	interests	equity
	US$m	US$m	US$m	US$m	US$m	US$m	US$m
Opening balance	4,139	4,304	9,216	21,631	39,290	6,440	45,730
Total comprehensive income for the period(a)	–	–	2,014	3,243	5,257	103	5,360
Currency translation arising on Rio
Tinto Limited's share capital	243	–	–	–	243	–	243
Dividends	–	–	–	(2,248)	(2,248)	(132)	(2,380)
Share buyback(b)	(1)	–	1	(300)	(300)	–	(300)
Own shares purchased from Rio Tinto
shareholders to satisfy share options(c)	–	–	(17)	(9)	(26)	–	(26)
Change in equity held by Rio Tinto	–	–	–	20	20	(20)	–
Treasury shares reissued
and other movements	–	1	–	–	1	–	1
Equity issued to holders of
non-controlling interests	–	–	–	–	–	143	143
Employee share options and other
IFRS 2 charges to the income statement	–	–	26	28	54	–	54
Closing balance	4,381	4,305	11,240	22,365	42,291	6,534	48,825

(a)	Refer to Group statement of comprehensive income for further details.

(b)

Total amount of US$300 million includes own shares purchased from owners of Rio Tinto plc as per the cash flow statement of US$252 million and a financial liability recognised in respect of an irrevocable contract in place as at 30 June 2017 to cover the share buy-back programme.

(c)	Net of contributions received from employees for share options.

F-9	Rio Tinto 2018 Form 6-K

1. Basis of preparation

The unaudited condensed consolidated interim financial statements included in this interim report have been prepared in accordance with International Accounting Standard ('IAS') 34 'Interim financial reporting' as adopted by the European Union ('EU'), the Disclosure Guidance and Transparency Rules sourcebook ('DTR') of the Financial Conduct Authority ('FCA') applicable to interim financial reporting and an Order under section 340 of the Australian Corporations Act 2001 issued by the Australian Securities and Investments Commission on 14 December 2015.

These unaudited condensed consolidated interim financial statements represent a ‘condensed set of financial statements’ as referred to in the DTR issued by the FCA. Accordingly, they do not include all of the information required for a full annual financial report and are to be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2017 and any public announcements made by the Group during the interim reporting period. In addition, the impact of newly adopted accounting standards (IFRS 15 ‘Revenue from Contracts with Customers’, IFRS 9 ‘Financial Instruments’) which became applicable for the current reporting period and required the Group to change its accounting policies are disclosed on pages F-12 to F-21.

The 2017 annual financial statements were prepared on a going concern basis in accordance with the Companies Act 2006 applicable to companies reporting under International Financial Reporting Standards and in accordance with applicable UK law, applicable Australian law as amended by the Australian Securities and Investments Commission Order dated 14 December 2015 and Article 4 of the European Union IAS regulation and in accordance with:

-

International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and interpretations issued from time to time by the IFRS Interpretations Committee (IFRS IC) both as adopted by the European Union and which were mandatory for EU reporting as at 31 December 2017; and

-	International Financial Reporting Standards as issued by the IASB and interpretations issued from time to time by the IFRS IC which were mandatory as at 31 December 2017.
F-10	Rio Tinto 2018 Form 6-K

Accounting policies

The unaudited condensed consolidated interim financial statements have been drawn up on the basis of accounting policies, methods of computation and presentation consistent with those applied in the financial statements for the year ended 31 December 2017, and in the corresponding interim period, except for the change in accounting requirements set out below all of which were effective as at 1 January 2018 without restatement of prior years. This basis of accounting is referred to as ‘IFRS’ in this report.

The Group adopted IFRS 9 ‘Financial Instruments’, IFRS 15 ‘Revenue from Contracts with Customers’ and IFRIC 22 ‘Foreign Currency Transactions and Advance Consideration’ and a number of other minor amendments to IFRS on 1 January 2018. All of these pronouncements have been endorsed by the European Union (‘EU’).  Information on the transition impact of these new pronouncements is included in the ‘Change in Accounting Policies’ section below.

The Group has not early adopted any amendments, standards or interpretations that have been issued but are not yet effective.

The critical accounting judgements and key sources of estimation uncertainty for the half year are the same as those disclosed in the Group's consolidated financial statements for the year ended 31 December 2017.

The financial information by business unit and the geographic analysis of sales by destination provided on pages 12 to 15 and F-23 of this press release respectively, satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

International financial reporting standards mandatory beyond 2018

IFRIC 23 ‘Uncertainty over Income Tax Treatments’, IFRS 16 ‘Leases’ and a number of minor amendments to IFRS are mandatory in 2019. The 2018 Conceptual Framework for Financial Reporting is effective in 2020 for preparers that develop an accounting policy based on the Framework. IFRS 17 ‘Insurance Contracts’ is mandatory in 2021.

IFRIC 23 changes the method of calculating provisions for uncertain tax positions. The pronouncement has not yet been endorsed by the EU.  The Group currently recognises provisions based on the most likely amount of the liability, if any, for each separate uncertain tax position. The interpretation requires a probability weighted average approach to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The impact of adoption of IFRIC 23 is not currently expected to be material; however, the position will be monitored during the remainder of 2018.

Information on the Group’s implementation process to date for IFRS 16, which has been endorsed by the EU, was provided in the Group’s annual financial statements for the year ended 31 December 2017. A brief update on the implementation process is provided below and further information will be provided in the Group’s annual financial statements for the year ending 31 December 2018.

The 2018 Conceptual Framework describes the objective of, and the concepts for, general purpose financial reporting. The purpose of the Conceptual Framework is to:

a)	assist the International Accounting Standards Board (Board) to develop IFRS Standards (Standards) that are based on consistent concepts;
b)	assist preparers to develop consistent accounting policies when no Standard applies to a particular transaction or other event, or when a Standard allows a choice of accounting policy; and
c)	assist all parties to understand and interpret the Standards.
F-11	Rio Tinto 2018 Form 6-K

International financial reporting standards mandatory beyond 2018 (continued)

The Conceptual Framework is not a Standard. Nothing in the Conceptual Framework overrides any Standard or any requirement in a Standard. The Group is currently evaluating this pronouncement.

IFRS 17 provides consistent principles for all aspects of accounting for insurance contracts. The Group is currently evaluating this pronouncement.

IFRS 16

As noted in the 2017 Annual Report the Group currently expects to use the modified retrospective approach. The Group also expects to retain the classification of existing contracts as leases under current accounting standards (‘grandfathering’) instead of reassessing whether existing contracts are or contain a lease at the date of application of the new standard. Further, the Group does not currently intend to bring short term leases (12 months or fewer to run as at 1 January 2019 including reasonably certain options to extend) or low value leases on balance sheet. Costs for these items will continue to be expensed directly to the income statement.

IFRS 16 will result in higher assets and liabilities on the balance sheet. Information on the undiscounted amount of US$1.8 billion for the Group’s non-cancellable operating lease commitments as defined under IAS 17, the current leasing standard, as at 31 December 2017 is disclosed in note 31 to the 2017 Annual Report.  The present value, as defined under IFRS 16, of liabilities for those IAS 17 operating leases to be reflected on the balance sheet at 1 January 2019 will be included in net debt. There are a number of differences in definition between the two standards.  More information on the differences between the two standards is provided on page 119 of the 2017 Annual Report.

The Group is implementing a lease accounting system which will be used for the majority of the Group’s leases and work is currently ongoing on configuration of the system and data collection in preparation for data loading and testing. Work on preparing the system for go-live on 1 January 2019, including the provision of training on the system and amendments to processes, will continue throughout the second half of 2018. A separate contract linked system will be used for the Group’s shipping leases with a similar timeline to implementation.

Work on process improvements and the conclusion of accounting interpretations continues for IFRS 16. Practical application of new accounting pronouncements continues to develop, particularly in relation to IFRS 16 and the Group continues to monitor this.

Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’ on the Group’s financial statements and also discloses the new accounting policies applied from 1 January 2018, where these differ from those applied in prior periods. Prior period accounting policies are disclosed in note 1 to the 2017 Annual Report. The adoption of IFRIC 22 Foreign Currency Transactions and Advance Consideration and other minor changes to IFRS applicable for 2018 did not have a significant impact on the Group’s financial statements.

The impact on Equity attributable to owners of Rio Tinto as at 1 January 2018 of the adoption of IFRS 9 and IFRS 15 is as follows;

US $m
Equity attributable to owners of Rio Tinto as at 31 December 2017	44,711
IFRS 9 Impairment provision resulting from application of the Expected Credit Loss (‘ECL’) model and revaluations	(5)
IFRS 15 De-recognition of receivable arising from uplift transaction (see page F-20)	(164)
Restated equity attributable to owners of Rio Tinto as at 1 January 2018	44,542

F-12	Rio Tinto 2018 Form 6-K

1.	IFRS 9 Financial Instruments – Accounting policy applied from 1 January 2018
a)	Financial Assets

Classification and measurement

The Group classifies its financial assets into the following categories: those to be measured subsequently at fair value (either through other comprehensive income (‘FVOCI’) or through the income statement (‘FVPL’)) and those to be held at amortised cost.

Classification depends on the business model for managing the financial assets and the contractual terms of the cash flows.  Management determines the classification of financial assets at initial recognition. The Group’s policy with regard to financial risk management is set out in Note 30 of the 2017 Annual Report.   Generally, the Group does not acquire financial assets for the purpose of selling in the short term. The Group’s business model is primarily that of ‘Hold to collect’ (where assets are held in order to collect contractual cash flows). When the Group enters into derivative contracts, these transactions are designed to reduce exposures relating to assets and liabilities, firm commitments or anticipated transactions.

(i)	Financial assets held at amortised cost

This classification applies to debt instruments which are held under a hold to collect business model and which have cash flows that meet the ‘’Solely payments of principal and interest’’ (SPPI) criteria.

At initial recognition, trade receivables that do not have a significant financing component, are recognised at their transaction price.  Other financial assets are initially recognised at fair value plus related transaction costs; they are subsequently measured at amortised cost using the effective interest method. Any gain or loss on de-recognition or modification of a financial asset held at amortised cost is recognised in the income statement.

(ii)	Financial assets held at fair value through other comprehensive income (FVOCI)

This classification applies to the following financial assets:

•

Debt instruments that are held under a business model where they are held for the collection of contractual cash flows and also for sale (‘Collect and sell’) and which have cash flows that meet the SPPI criteria.  An example would be where trade receivable invoices for certain customers were factored from time to time.

All movements in the fair value of these financial assets are taken through other comprehensive income, except for the recognition of impairment gains or losses, interest revenue (including transaction costs by applying the effective interest method), gains or losses arising on de-recognition and foreign exchange gains and losses which are recognised in the income statement.  When the financial asset is derecognised, the cumulative fair value gain or loss previously recognised in other comprehensive income is reclassified to the income statement.

•

Equity investments where the Group has irrevocably elected to present fair value gains and losses on revaluation in other comprehensive income.  The election can be made for each individual investment however it is not applicable to equity investments held for trading.

Fair value gains or losses on revaluation of such equity investments, including any foreign exchange component, are recognised in other comprehensive income.  When the equity investment is derecognised, there is no reclassification of fair value gains or losses previously recognised in other comprehensive income to the income statement.  Dividends are recognised in the income statement when the right to receive payment is established.

F-13	Rio Tinto 2018 Form 6-K

(iii)	Financial assets held at fair value through profit or loss (FVPL)

This classification applies to the following financial assets, in all cases, transactions costs are immediately expensed to the income statement:

•

Debt instruments that do not meet the criteria of amortised cost or fair value through other comprehensive income. The Group has a significant proportion of trade receivables with embedded derivatives for provisional pricing. These receivables are generally held to collect but do not meet the SPPI criteria and as a result must be held at FVPL.

Subsequent fair value gains or losses are taken to the income statement.

•	Equity Investments which are held for trading or where the FVOCI election has not been applied.

All fair value gains or losses and related dividend income are recognised in the income statement.

•	Derivatives which are not designated as a hedging instrument.

All subsequent fair value gains or losses are recognised in the income statement.

b)	Financial liabilities

Borrowings and other financial liabilities (including trade payables but excluding derivative liabilities) are recognised initially at fair value, net of transaction costs incurred, and are subsequently measured at amortised cost.

The Group participates in supply chain finance arrangements whereby vendors may elect to receive early payment of their invoice from a bank by factoring their receivable from Rio Tinto.  These arrangements do not modify the terms of the original liability, and therefore financial liabilities subject to supply chain finance continue to be classified as trade payables.

c)	Impairment of financial assets

A forward looking expected credit loss (ECL) review is required for; debt instruments measured at amortised cost or held at fair value through other comprehensive income; loan commitments and financial guarantees not measured at fair value through profit or loss; lease receivables and trade receivables that give rise to an unconditional right to consideration.

As permitted by IFRS 9, the Group applies the ‘simplified approach’ to trade receivable balances and the ‘general approach’ to all other financial assets. The general approach incorporates a review for any significant increase in counterparty credit risk since inception.  The ECL reviews include assumptions about the risk of default and expected loss rates.  For trade receivables, the assessment takes into account the use of credit enhancements, for example, letters of credit.  Impairments for undrawn loan commitments are reflected as a provision.

d)	Derivatives and hedge accounting

The Group applies the hedge accounting requirements under IFRS 9 and its hedging activities are discussed in Note 30 of the 2017 Annual Report with movements on hedging reserves disclosed in Note 29.  Where applicable, the Group may defer the costs of hedging including currency basis spreads, forward points and the time value of options.

2.	Impact of transition to IFRS 9 Financial Instruments as at 1 January 2018

The Group adopted IFRS 9 Financial Instruments on 1 January 2018, which resulted in changes in accounting policies and adjustments to the amounts recognised in the financial statements as at this date.   The standard replaced the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; de-recognition of financial instruments; impairment of financial assets; and hedge accounting.  The new accounting policies relating to financial instruments are set out on pages F-13 and F-14.

F-14	Rio Tinto 2018 Form 6-K

For transition, the Group has elected to apply the limited exemption in IFRS 9 relating to the classification, measurement and impairment requirements for financial assets and accordingly has not restated comparative periods.  Any resulting adjustments to carrying values in the opening balance sheet have been recognised in opening retained earnings at 1 January 2018.  The Group has elected for retrospective application for certain aspects of hedge accounting in particular relating to the treatment of the cost of hedging.

The Group applies the new forward looking expected credit loss model required by IFRS 9, using the simplified approach for its trade receivables portfolio review and the general approach for all other financial assets as required by the standard.

The impact of transition to IFRS 9 on the Group’s opening retained earnings as at 1 January 2018 is as follows;

US$m
Closing retained earnings 31 December 2017	23,761
Costs of hedging adjustment	(22)
Reclassification of equity investments from available for sale to FVPL	12
Impairment provision resulting from the application of the ECL model	(7)
Tax impact	1
Revaluation of funds	1
Adjustment to retained earnings from adoption of IFRS 9 on 1 January 2018 (sub-total)	(15)
Opening retained earnings 1 January 2018 – IFRS 9 (before restatement for IFRS 15)	23,746

a)	Classification and measurement of financial assets

On 1 January 2018, the Group’s management assessed the classification of its financial assets on the basis of the contractual terms of their cash flows and the business model by which they are managed.

F-15	Rio Tinto 2018 Form 6-K

Financial assets have been classified into the appropriate IFRS 9 categories below.  Refer to pages F-13 and F-14 for the Groups revised financial asset classification and measurement policies.

IFRS 9 classification at 1 January 2018		Held at FVPL	Held at FVOCI (designated)	Held at Amortised Cost
IAS 39 classification at 1 January 2018	Total	Held for trading	Available for sale	Loans & receivable, Held to maturity
	US$m	US$m	US$m	US$m
Opening Balance – IAS 39	15,288	1,482	136	13,670
Cash and cash equivalents(i)(iv) Reclassification of money market funds from amortised cost to FVPL	-	7,813	-	(7,813)
Trade and other receivables(ii)(iv) Reclassification of trade and other receivables from amortised cost to FVPL	-	1,316	-	(1,316)
Investments in equity shares and funds(iii) Reclassification of investments from available for sale to FVPL	-	90	(90)	-
Other investment including loans Reclassification of a financial asset from held to maturity to FVPL	-	6	-	(6)
Opening balance - IFRS 9 (excluding expected credit losses and revaluation of funds)	15,288	10,707	46	4,535
Impairment provision resulting from the application of the ECL model	(7)
Revaluation of funds	1
Opening balance - IFRS 9 (including expected credit losses and revaluation of funds)	15,282

The material reclassification adjustments related to:

(i)

Money market funds of US$7.8 billion did not meet the strict solely principal and interest on principal (SPPI) criteria resulting in a reclassification from amortised cost to FVPL.  These instruments continue to meet the IAS 7 “Statement of Cash Flows” criteria for classification as cash and cash equivalents and will continue to be included within net debt, as disclosed in Note 24 of the Group’s 2017 financial statements.

(ii)

Trade receivables of US$1.3 billion with embedded derivatives (relating to provisional pricing terms at the time control of goods passed) did not meet the SPPI criteria; these balances are considered in their entirety for classification purposes under IFRS 9.

(iii)	Investments not meeting the SPPI test have been reclassified to FVPL.
(iv)	Due to the short term nature of these financial assets the fair value of the reclassified assets does not differ significantly from their amortised cost.

F-16	Rio Tinto 2018 Form 6-K

The table below shows the classification and measurement of financial assets at 30 June 2018. This disclosure is only required for full year reporting on an ongoing basis but is provided in the 2018 interim accounts to support the transition disclosure:

	Total	Held at FVPL	Held at FVOCI (designated)	Held at Amortised Cost
Financial assets	US$m	US$m	US$m	US$m
Cash and cash equivalents	5,989	3,130	-	2,859
Trade and other receivables(a)	2,713	765	-	1,948
Investments in equity shares and funds	141	81	60	-
Other investments, including loans	2,187	2,172	-	15
Forward contracts designated as hedges	24	24	-	-
Forward contracts and option contracts not designated as hedges	281	281	-	-
Derivatives related to net debt	63	63	-	-
Loans to equity accounted units including quasi equity loans	179	-	-	179
	11,577	6,516	60	5,001
(a)

Trade and other receivables exclude non-financial assets such as pension surpluses, prepayment of tolling charges to joint operations and other prepayments within other receivables and will therefore differ to the amounts shown in the balance sheet.

F-17	Rio Tinto 2018 Form 6-K

b)	Retained earnings and reserves

	Effect on Available for sale ('AfS') reserve	Effect on FVOCI reserve	Costs of hedging reserve	Cash flow hedge reserve	Effect on retained earnings
	US$m	US$m	US$m	US$m	US$m
Closing balance - 31 December 2017	20	-	-	32	23,761
Reclassification of equity investments from AfS(v)	(20)	8	-	-	12
Impact of costs of hedging adjustment(vi)	-	-	26	(4)	(22)
Impairment provisions(vii)	-	-	-	-	(7)
Tax Impact	-	-	-	-	1
Re-measurement of funds	-	-	-	-	1
Total Impact	(20)	8	26	(4)	(15)
Opening balance – 1 January 2018	-	8	26	28	23,746
(v)	The Group has elected to classify certain equity investments as fair value through OCI.
(vi)	The costs of hedging adjustment is explained in (c) below.

(vii) The impairment provision is explained in (d) below.

c)	Derivatives and hedging activities

The Group’s risk management strategies and associated hedge documentation have been aligned with the requirements of IFRS 9 and existing hedging relationships under IAS 39 have been treated as continuing hedges.

Amendments to the hedge accounting rules under the new standard have allowed the Group to apply hedge accounting to the aluminium forward and option contracts embedded in the electricity purchase contracts of certain aluminium smelters thus reducing volatility in the income statement.

IFRS 9 allows for the deferral of certain costs of hedging including foreign currency basis spreads. The Group has designated cross currency interest rate swaps as hedging instruments and excluded the foreign currency basis spreads from the hedge relationship. Changes in the foreign currency basis spread are included in a cost of hedging reserve and will be subsequently recycled to profit or loss as the hedged item impacts on profit or loss. The retrospective application for the treatment of foreign currency spreads has resulted in a transfer of US$22 million from retained earnings to the cost of hedging reserve and a transfer of US$4 million from the cash flow hedge reserve to the cost of hedging reserve.

d)	Impairment of financial assets

The Group implemented the new forward looking expected credit loss model which is required for certain financial instruments.  The simplified approach was used for the trade receivables portfolio and the general approach was applied to all other financial assets requiring review.   The transition impact of US$7 million on opening retained earnings is disclosed on page F-15.

3.	IFRS 15 Revenue from contracts with customers – Accounting policy applied from 1 January 2018

Recognition and measurement

The Group recognises sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognised reflects the consideration to which the Group is or expects to be entitled in exchange for those goods or services.

F-18	Rio Tinto 2018 Form 6-K

Sales revenue is recognised on individual sales when control transfers to the customer. In most instances, control passes and sales revenue is recognised when the product is delivered to the vessel or vehicle on which it will be transported once loaded, the destination port or the customer’s premises. There may be circumstances when judgment is required based on the five indicators of control below.

-	The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from the good or service;
-

The customer has a present obligation to pay in accordance with the terms of the sales contract. For shipments under the Incoterms Cost, Insurance and Freight (CIF)/ Carriage Paid to (CPT)/ Cost and Freight (CFR) this is generally when the ship is loaded, at which time the obligation for payment is for both product and freight;

-

The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract but this does not impact the passing of control. Assay and specification adjustments have been immaterial historically;

-	The customer has legal title to the asset. The Group usually retains legal title until payment is received for credit risk purposes only.
-

The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

The Group sells a significant proportion of its products on Cost and Freight (CFR) or Cost, Insurance & Freight (CIF) Incoterms. This means that the Group is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading port. The Group therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Other Incoterms commonly used by the Group are Free on Board (FOB), where the Group has no responsibility for freight or insurance once control of the goods has passed at the loading port, and Delivered at Place (DAP) where control of the goods passes when the product is delivered to the agreed destination. For these Incoterms there is only one performance obligation, being for provision of product at the point where control passes.

The Group’s products are sold to customers under contracts which vary in tenure and pricing mechanisms, including some volumes sold in the spot market. Pricing for iron ore is on a range of terms, the majority being either monthly or quarterly average pricing mechanisms, with a smaller proportion of iron ore volumes being sold on the spot market.

Within each sales contract, each tonne of product shipped is a separate performance obligation. Revenue is generally recognised at the contracted price as this reflects the stand- alone selling price.

Sales revenue excludes any applicable sales taxes. Mining royalties payable are presented as an operating cost or, where they are in substance a profit-based tax, within taxation.

Sales of copper concentrate are stated net of the treatment and refining charges which will be required to convert it to an end product.

Certain of the Group’s products may be provisionally priced at the date revenue is recognised, however, substantially all iron ore and aluminium sales are reflected at final prices in the results for the period. The final selling price for all provisional priced products is based on the price for the quotational period stipulated in the contract. Final prices for copper concentrate are normally determined between 30 to 180 days after delivery to the customer. The change in value of the provisionally priced receivable is based on relevant forward market prices and is included in sales revenue as noted above.

F-19	Rio Tinto 2018 Form 6-K

Presentation and disclosures

Consolidated sales revenue as reported in the income statement comprises sales to third parties. Certain of the Group’s products may be provisionally priced at the date revenue is recognised. Sales revenue includes revenue from contracts with customers, which is accounted for under IFRS 15 ‘Revenue from Contracts with Customers’ and subsequent movements in provisionally priced receivables which are accounted for under IFRS 9 ‘Financial Instruments’.  A breakdown of sales revenue between these two amounts is disclosed in the product analysis on page F-23 and further detail on provisional pricing is given below. Sales revenue as disclosed in this press release includes revenue from movements in provisionally priced receivables, consistent with the treatment in prior periods.

The Group considers that the impact of economic factors on its sales revenue, particularly pricing and volumes, is best understood by reference to the disclosure of sales revenue by product group and sales destination on page F-23. The analysis of provisional pricing adjustments by commodity in the product analysis on page F-23 shows which products are subject to price volatility post the transfer of control. With the exception of Oyu Tolgoi, which sells copper concentrate to China, this price uncertainty is largely resolved at the period end.

The Group does not disclose sales revenue from freight and insurance services separately as it does not consider that this is necessary in order to understand the impact of economic factors on the Group; the Group’s Chief Executive, the Chief Operating Decision Maker, as defined under IFRS 8, ‘Operating Segments’), does not review information specifically relating to these sources of revenue in order to evaluate the performance of business segments and Group information on these sources of revenue is not provided externally. The Group does provide information on freight revenue for the iron ore and bauxite businesses on pages 16 to 19 to help stakeholders understand Free on Board (FOB) operating margins for those products.

Typically, the Group has a right to payment before or at the point that control of the goods passes including a right, where applicable, to payment for provisionally priced products and unperformed freight and insurance services.  Cash received before control passes is recognised as a contract liability.  The amount of consideration does not contain a significant financing component as payment terms are less than one year.

Revenues from the sale of significant by-products, such as gold, are included in sales revenue. Sundry revenue e.g. sales of surplus power, incidental to the main revenue-generating activities of the operations, is treated as a credit to operating costs.

Third-party commodity swap arrangements principally for delivery and receipt of smelter grade alumina are offset within operating costs.

4.	Impact of transition to IFRS 15 Revenue from contracts with customers

IFRS 15 replaces IAS 18 Revenue. The core principle of IFRS 15 is that an entity recognises revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognised should reflect the consideration to which the entity expects to be entitled in exchange for those goods or services.

The Group has adopted the modified transitional approach to implementation and the new standard has therefore been applied only to contracts that remain in force at 1 January 2018.  A US$164 million (US$235 million pre-tax) transition adjustment has been recognised in retained earnings on transition at 1 January 2018 without adjustment of comparatives.  The adjustment reduces trade and other receivables by US$235 million and deferred tax liabilities by US$71 million.

The transition adjustment related to an ‘uplift’ arrangement with a partner in a joint operation whereby sales revenue was recognised under IAS 18 when the Group sold product from other operations to its partner to allow it to meet its contractual obligations when insufficient product was available in the jointly owned operation. The Group recognised an asset for product which will be receivable from the partner out of the partner’s share of future production of the joint operation. Under IFRS 15, such transactions with partners in joint operations cannot be recognised as sales revenue. The US$235 million receivable has accumulated over prior years. The change in accounting has no impact on the commercial arrangement or current or future cash flows. Under IFRS 15, sales revenue is recognised in the income statement when product is received from the partner and sold to a customer of the Group. The impact for

F-20	Rio Tinto 2018 Form 6-K

the six months is a US$10 million decrease in sales revenue compared with the amount that would have been reflected under IAS 18. The impact of all other measurement differences identified between IAS 18 and IFRS 15 was immaterial at 1 January 2018 and 30 June 2018.

F-21	Rio Tinto 2018 Form 6-K

2. Consolidated net debt

	Financing liabilities (b)		Other assets
	Borrowings (including finance leases) excluding	Debt-related derivatives (included in	Cash/	Other	30 June 2018	31 December 2017
	overdraft	Other financial	Overdraft	investments	Net debt	Net debt
	(a)	assets/liabilities)	(b)	(c)	US$m	US$m
Analysis of changes in consolidated net debt
Opening balance	(15,173)	(177)	10,547	958	(3,845)	(9,587)
Foreign exchange adjustment	73	(33)	(20)	-	20	(70)
Cash movements excluding exchange movements	2,074	51	(4,533)	1,047	(1,361)	5,859
Other non-cash movements	113	(151)	(5)	-	(43)	(47)
Closing balance	(12,913)	(310)	5,989	2,005	(5,229)	(3,845)

(a)

Borrowings (including finance leases) at 30 June 2018 differ from total borrowings and other financial liabilities of US$13,726 million (31 December 2017: US$16,052 million) on the balance sheet as they exclude overdrafts of US$nil million (31 December 2017: US$3 million), other current financial liabilities of US$282 million (31 December 2017: US$352 million) and other non-current financial liabilities US$531 million (31 December 2017: US$524 million).

(b)

The opening balance at 1 January 2018 included bank overdrafts of US$3 million which are classified as financial liabilities on the balance sheet. At 30 June 2018 there were no overdrafts. Other non-cash movements represents the reclassification of cash and cash equivalents in disposal groups to assets held for sale.

(c)	Other investments comprise US$2.0 billion (31 December 2017: US$958 million) of highly liquid financial assets held in managed investment funds classified as held at fair value through profit or loss.

F-22	Rio Tinto 2018 Form 6-K

3. Geographical analysis (by destination)

	Six months	Adjusted six months	Six months	Adjusted six months
	to 30 June	to 30 June	to 30 June	to 30 June
	2018	2017(b)	2018	2017(b)
Consolidated sales revenue by destination(a)%		%	US$m	US$m
China	44.9	43.6	8,946	8,414
Asia (excluding China and Japan)	11.6	13.2	2,316	2,546
United States of America	15.7	13.9	3,117	2,683
Japan	10.1	12.2	2,019	2,363
Europe (excluding UK)	8.5	7.8	1,700	1,498
Canada	3.2	2.7	634	525
Australia	1.8	1.8	353	350
UK	0.9	1.1	173	219
Other	3.3	3.7	656	721
Consolidated sales revenue	100.0	100.0	19,914	19,319

The financial information by business unit and the geographic analysis of sales by destination satisfy the disclosure requirements of IFRS 8 ‘Operating Segments’ for interim financial statements and also provide additional voluntary disclosure which the Group considers is useful to the users of the financial statements.

(a)

Consolidated sales revenue by geographical destination is based on the ultimate country of destination of the product, if known. If the eventual destination of the product sold through traders is not known then revenue is allocated to the location of the product at the time when the risks and rewards of ownership are transferred. Rio Tinto is domiciled in both the UK and Australia.

(b)

The 30 June 2017 comparatives above have been amended to correct the allocation of revenues by region. The most significant impacts are an increase in the amount allocated to Japan by US$177 million and a decrease to Other Asia (which excludes China and Japan) of US$158 million. There is no impact on the total consolidated sales revenue.

Product analysis (by revenue type)

	Six months to 30 June 2018			Six months to June 2017
	Revenue from contracts with customers	Other revenue(a)	Consolidated sales revenue	Consolidated sales revenue(b)
Consolidated sales revenue by product	US$m	US$m	US$m	US$m
Iron Ore	9,669	(61)	9,608	9,594
Aluminium	6,027	38	6,065	5,270
Copper	1,077	5	1,082	730
Coal	835	5	840	1,533
Industrial minerals	1,067	-	1,067	975
Gold	228	-	228	186
Diamonds	323	-	323	340
Other	701	-	701	691
Consolidated sales revenue	19,927	(13)	19,914	19,319
Share of equity accounted unit sales and intra-subsidiary/equity accounted unit sales			1,293	589
Gross sales revenue			21,207	19,908

(a)

Certain of the Group’s products may be provisionally priced at the date revenue is recognised. The change in value of the provisionally priced receivables is based on relevant forward market prices and is included in ‘Other revenue’ above. In the prior year there was no equivalent requirement under IAS 18 to separate out such provisional price movements and therefore this was not separately disclosed.

(b)

Presentation of comparative consolidated sales revenue is in accordance with the previous standard IAS 18 ‘Revenue Recognition’. No material measurement or recognition differences on comparative information were identified between IAS 18 and the current standard IFRS 15.

F-23	Rio Tinto 2018 Form 6-K

4. Prima facie tax reconciliation

	Six months	Six months
	to 30 June	to 30 June
	2018	2017
	US$m	US$m
Profit before taxation	6,732	4,956
Deduct: share of profit after tax of equity accounted units	(326)	(40)
Parent companies' and subsidiaries' profit before tax	6,406	4,916

Prima facie tax payable at UK rate of 19 per cent (2017: 19 per cent)	1,217	934
Higher rate of tax on Australian underlying earnings	553	501
Impact of items excluded in arriving at underlying earnings(a):
Impairment charges	(2)	(32)
Gains and losses on consolidation and disposal of businesses	(3)	(6)
Exchange and gains/losses on derivatives	20	41
Tax charge relating to expected divestments(b)	472	-
Other exclusions	-	16
Impact of changes in tax rates and laws	-	17
Other tax rates applicable outside the UK and Australia on underlying earnings	(55)	(19)
Resource depletion and other depreciation allowances	(16)	(19)
Write-down of previously recognised deferred tax assets(c)	-	203
Other items(d)	47	33
Total taxation charge(e)	2,233	1,669

(a)	The impact for each item includes the effect of tax rates applicable outside the UK.

(b)

Capital gains tax in respect of the Australian coal disposals became chargeable upon signing of the sales agreements during the period to 30 June 2018. The amount excluded from underlying earnings relates to gains on the disposal of Hail Creek and Kestrel; amounts relating to Winchester South and Valeria are included within underlying earnings, since they are undeveloped properties.

(c)	The write-down of previously recognised deferred tax assets primarily relates to a reduction in recognised deferred tax assets on brought forward losses in Grasberg.

(d)	Other items include various adjustments to provisions for taxation of prior periods.

(e)

This tax reconciliation relates to the Group's parent companies, subsidiaries and joint operations, and excludes equity accounted units. The Group's share of profit of equity accounted units is net of tax charges of US$185 million (30 June 2017: US$20 million).

F-24	Rio Tinto 2018 Form 6-K

5. Financial instruments disclosures

Except where stated, the information given below relates to the financial instruments of the parent companies and their subsidiaries and joint operations, and excludes those of equity accounted units.

The impact of the transition to IFRS 9 on 1 January 2018 is included on page F-12 to F-18.

Fair values disclosure of financial instruments

The carrying amounts and fair values of all of the Group’s financial instruments which are not carried at an amount which approximates their fair value at 30 June 2018 and 31 December 2017 are shown in the following table. The fair values of the Group's cash and loans to equity accounted units approximate their carrying values as a result of their short maturity or because they carry floating rates of interest.

	30 June 2018		31 December 2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	US$m	US$m	US$m	US$m
Short term borrowings	(428)	(428)	(552)	(552)
Medium and long term borrowings	(12,485)	(13,806)	(14,624)	(16,385)

Valuation hierarchy of financial instruments carried at fair value on a recurring basis

The table below shows the financial instruments carried at fair value by valuation method in accordance with IFRS 9 at 30 June 2018:

					Not held
	Total	Level 1(a)(i)	Level 2(b)(i)	Level 3(c)(i)	at fair value
	US$m	US$m	US$m	US$m	US$m
Assets
Cash and cash equivalents(d)	5,989	3,130	-	-	2,859
Investments in equity shares and funds	141	19	81	41	-
Other investments, including loans(e)	2,187	2,090	-	82	15
Trade and other receivables(f)	2,713	7	758	-	1,948
	11,030	5,246	839	123	4,822
Derivatives (net)
Forward contracts: designated as hedges(g)	(90)	-	-	(90)	-
Forward contracts and option contracts, not designated as hedges(g)	232	-	9	223	-
Derivatives related to net debt(h)	(310)	-	(310)	-	-

Liabilities
Trade and other payables	(5,175)	-	(20)	-	(5,155)
	5,687	5,246	518	256	(333)

F-25	Rio Tinto 2018 Form 6-K

Fair value disclosure for financial instruments (continued)

The table below shows the financial instruments carried at fair value by valuation method in accordance with IAS 39 at 31 December 2017:

					Not held
	Total	Level 1(a)(i)	Level 2(b)(i)	Level 3(c)(i)	at fair value
	US$m	US$m	US$m	US$m	US$m
Assets
Cash and cash equivalents(d)	10,550	-	-	-	10,550
Investments in equity shares and funds	136	88	-	3	45
Other investments, including loans(e)	1,152	1,037	-	88	27
Trade and other receivables(f)	2,985	-	90	-	2,895
	14,823	1,125	90	91	13,517
Derivatives (net)
Forward contracts and option contracts, not designated as hedges(g)	(87)	-	11	(98)	-
Derivatives related to net debt(h)	(177)	-	(177)	-	-

Liabilities
Trade and other payables	(5,922)	-	(15)	-	(5,907)
	8,637	1,125	(91)	(7)	7,610

(a)	Valuation is based on unadjusted quoted prices in active markets for identical financial instruments. This category includes listed investments in equity shares and funds.
(b)

Valuation is based on inputs that are observable for the financial instruments; which include quoted prices for similar instruments or identical instruments in markets which are not considered to be active, or inputs, either directly or indirectly based on observable market data.

(c)	Valuation is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs).
(d)

Cash and cash equivalents include money market funds which are treated as fair value through profit or loss (‘FVPL’) under IFRS 9 with the fair value movements going into finance income. Under IAS 39, these amounts were held at amortised cost.

(e)

Other investments, including loans, comprise: cash deposits in rehabilitation funds, government bonds, managed investment funds and royalty amounts receivable. The royalty receivables are valued based on an estimate of forward sales subject to the royalty agreement.

(f)

Trade receivables include provisionally priced receivables relating to sales contracts where the selling price is determined after delivery to the customer, based on the market price at the relevant quotation point stipulated in the contract. At 31 December 2017, under IAS 39, the quotational period exposure was considered to be an embedded derivative, which was separated from the host receivable and measured at fair value through the income statement. On adoption of IFRS 9, the embedded derivative is no longer separated and the entire balance is accounted for as one instrument and measured at fair value. At the end of June 2018, US$658 million of provisionally priced receivables were recognised.

(g)

Level 3 financial instruments, under IFRS 9, primarily consist of electricity purchase contracts linked to the LME with terms expiring between 2020 and 2030 (31 December 2017: 2018 and 2030). These contracts are measured using discounted cash flows and option model valuation techniques. These contracts with a net fair value of US$135 million at 30 June 2018 (31 December 2017: US$(98) million) are valued using significant unobservable inputs with regard to Aluminium prices.

F-26	Rio Tinto 2018 Form 6-K

Fair value disclosure for financial instruments (continued)

(h)

Interest rate and currency interest rate swaps are valued using applicable market quoted swap yield curves adjusted for relevant basis and credit default spreads. Currency interest rate swap valuations also use market quoted foreign exchange rates. A discounted cash flow approach is applied to the cash flows derived from the inputs to determine fair value.

(i)	There were no material transfers between Level 1 and Level 2 or between Level 2 and Level 3 for the six months to 30 June 2018 or the year to 31 December 2017.

Level 3 Financial instruments

The table below shows the summary of changes in the fair value of the Group's Level 3 financial assets and financial liabilities for the six months to 30 June 2018 and the year ended 31 December 2017.

Level 3 Financial assets and liabilities	30 June 2018	31 December 2017

Opening balance	(7)	479
Adjustment from transition	19	-
Currency translation adjustments	(9)	8
Total realised gains/(losses) included in:
– Consolidated sales revenue	-	1
– Net operating costs	(1)	(5)
Total unrealised (losses)/gains included in:
– Consolidated sales revenue	(6)	17
– Net operating costs	145	(508)
Total unrealised gains transferred into other comprehensive income	93	-
Disposals/maturity of financial instruments	-	(5)
Transfers	22	6
Closing balance	256	(7)
Total gains/(losses) included in the income statement for assets and liabilities held at end of period	138	(491)

Sensitivity analysis in respect of level 3 derivatives

Forward contracts and options whose fair value is determined using unobservable inputs are calculated using appropriate discounted cash flow and option model valuation techniques.

The most significant of these assumptions relates to long term pricing where internal pricing assumptions are used after the 10 year LME curve. A 10 per cent increase in long term metal pricing assumptions would result in a US$16 million (31 December 2017: US$41 million) decrease in carrying value. A 10 per cent decrease in long term metal pricing assumptions would result in a US$38 million (31 December 2017: US$22 million) increase in carrying value.

F-27	Rio Tinto 2018 Form 6-K

6. Acquisitions and disposals

30 June 2018

Acquisitions

On 10 May 2018, Rio Tinto and Alcoa announced they had launched a new joint venture, Elysis, to develop and commercialise a carbon-free aluminium smelting process. Rio Tinto’s interest in the joint venture has been accounted for using the equity method based upon an independent valuation. Upon formation of the joint venture, Rio Tinto contributed patents and licenced intellectual property to the venture and invested cash of US$5 million.

Disposals

On 22 March 2018, Rio Tinto entered into a binding agreement with Whitehaven Coal Limited for the sale of its entire 75 per cent interest in the Winchester South coal development project in Queensland, Australia. The sale was completed on 1 June 2018 for total consideration of US$200 million, comprised of US$150 million cash received in the period and an unconditional cash payment of US$50 million due in June 2019.

Disposals announced but not completed as at 30 June 2018

On 10 January 2018, Rio Tinto received a binding offer from Liberty House to acquire Rio Tinto's Aluminium Dunkerque smelter in northern France for US$500 million, subject to final adjustments.

On 26 February 2018, Rio Tinto received a binding offer from Hydro of US$345 million, subject to final adjustments, to acquire Rio Tinto's ISAL smelter in Iceland, its 53.3 per cent share in the Aluchemie anode plant in the Netherlands and its 50 per cent share in the Aluminium fluoride plant in Sweden.

On 20 March 2018, Rio Tinto entered into a binding agreement with Glencore for the sale of its entire interest in the Hail Creek coal mine and the Valeria coal development project in Queensland, Australia, for US$1.7 billion. The sale includes Rio Tinto's 82.0 per cent interest in the Hail Creek operating mine and its 71.2 per cent interest in the Valeria project. The sale completed on 1 August 2018.

On 27 March 2018, Rio Tinto entered into a binding agreement with a consortium comprising private equity manager EMR Capital (EMR) and PT Adaro Energy Tbk (Adaro), an Indonesian listed coal company, for the sale of its entire 80 per cent interest in the Kestrel underground coal mine in Queensland, Australia, for US$2.25 billion. In the first half of 2018, Rio Tinto received non-refundable deposits of US$338 million in respect of this sale. The sale completed on 1 August 2018.

Subject to all regulatory approvals and other conditions being satisfied, Rio Tinto expects the remaining transactions to complete in the second half of 2018. At 30 June 2018, Rio Tinto’s interests in these assets were classified as held for sale.

30 June 2017

Acquisitions

In May 2017, the Group’s subsidiary, Simfer Jersey Limited (Rio Tinto share: 53 per cent) purchased a 4.25 per cent interest in Simfer SA from International Finance Corporation (IFC) for US$194 million in accordance with a put option exercised by IFC. Consequently, the Group’s share of Simfer SA increased from 42.80 per cent to 45.05 per cent.

Disposals

There were no material disposals during the six months ended 30 June 2017.

On 24 January 2017, Rio Tinto announced it had reached a binding agreement for the sale of its 100 per cent shareholding in Coal & Allied Industries Limited to Yancoal Australia Limited for total consideration of US$2.69 billion (before working capital adjustments). At 30 June 2017 Coal & Allied Industries Limited was classified as an asset held for sale. The transaction completed on 1 September 2017.

F-28	Rio Tinto 2018 Form 6-K

7. Other disclosures

Capital commitments at 30 June 2018

Capital commitments, excluding the Group’s share of joint venture capital commitments, were US$2,562 million (31 December 2017: US$2,641 million). Capital commitments include open purchase orders for managed operations and expenditure on major projects authorised to date by the Rio Tinto Investment Committee for non-managed operations. On a legally enforceable basis capital commitments would be approximately US$0.5 billion (31 December 2017: US$0.5 billion) as many of the contracts relating to the Group’s projects have various cancellation clauses.

The Group’s share of joint venture capital commitments was US$153 million (31 December 2017: US$29 million).

Contingent liabilities (subsidiaries and joint operations)

Contingent liabilities, indemnities and other performance guarantees were US$522 million at 30 June 2018 (31 December 2017: US$552 million).

Indemnities and other performance guarantees represent the potential outflow of funds from the Group for the satisfaction of obligations including those under contractual arrangements (for example undertakings related to supplier agreements) not provided for in the balance sheet, where the likelihood of the guarantees or indemnities being called is assessed as possible rather than probable or remote. There were no material contingent liabilities arising in relation to the Group’s joint ventures and associates.

In October 2017, Rio Tinto announced that it had been notified by the U.S. Securities and Exchange Commission (SEC) that the SEC had filed a complaint in relation to Rio Tinto’s disclosures and timing of the impairment of Rio Tinto Coal Mozambique (RTCM). The impairment was reflected in Rio Tinto’s 2012 year-end accounts. The SEC alleges that Rio Tinto, a former chief executive, Tom Albanese, and the previous chief financial officer, Guy Elliott, committed violations of the antifraud, reporting, books and records and internal control provisions of the federal securities law by not accurately disclosing the value of RTCM and not impairing it when Rio Tinto published its 2011 year-end accounts in February 2012 or its 2012 interim results in August 2012.

In March 2018, the Australian Securities and Investments Commission (ASIC) filed civil proceedings in the NSW District Registry of the Federal Court of Australia against Rio Tinto Ltd, Albanese, and Elliott.  On 1 May 2018, ASIC expanded its proceedings.  ASIC alleges that Rio Tinto committed violations of disclosure, accounting, and misleading or deceptive conduct provisions of the Corporations Act by making misleading or deceptive statements related to RTCM in its 2011 annual report and its 2012 interim financial statements, not complying with accounting standards in respect of its 2012 interim financial statements, and not disclosing an impairment of RTCM in its 2012 interim financial statements.  ASIC further alleges Albanese and Elliott breached their duties as directors or officers, and failed to take all reasonable steps to comply with relevant accounting requirements.

Rio Tinto believes that the SEC case and the ASIC proceedings are unwarranted and that, when all the facts are considered by the courts, the claims will be rejected. Rio Tinto will defend the allegations vigorously.

In October 2017, Rio Tinto reached a settlement with the UK’s Financial Conduct Authority (FCA) related to the timing of the impairment of RTCM, with the FCA determining that Rio Tinto had breached the FCA's Disclosure and Transparency Rules, imposing a financial penalty on Rio Tinto of £27.4 million (US$36.4 million). It is important to stress that the FCA made no findings of fraud, or of any systemic or widespread failure by Rio Tinto. This separate FCA case is now closed.

F-29	Rio Tinto 2018 Form 6-K

In addition, Rio Tinto continues to co-operate fully with relevant authorities in connection with their investigations in relation to contractual payments totalling US$10.5 million made to a consultant who had provided advisory services in 2011 on the Simandou project in Guinea.

The outcomes of these matters, and associated class actions that have been commenced on behalf of securities holders, remain uncertain, but they could ultimately expose the Group to material financial cost. The board is giving these matters its full and proper attention and a dedicated board committee continues to monitor the progress of these matters.

The Group is monitoring developments in relation to EU State Aid investigations including the EU Commissions State Aid investigation into the UK’s Controlled Foreign Company taxation regime. The Group does not currently consider that any provision is required in relation to EU State Aid.

Related party matters

Purchases and sales relate largely to amounts charged by equity accounted units for toll processing of alumina and purchases of bauxite and aluminium. Details of the Group's principal equity accounted units are given in the 2017 Annual report.

	Six months	Six months
	to 30 June	to 30 June
	2018	2017
Income statement items	US$m	US$m
Purchases from equity accounted units	(551)	(569)
Sales to equity accounted units	310	134

Cash flow statement items
Dividends from equity accounted units	418	169
Net funding of equity accounted units	(3)	(2)

	30 June	31 December
	2018	2017
Balance sheet items	US$m	US$m
Investments in equity accounted units(a)	4,512	4,486
Loans to equity accounted units	37	39

Loans from equity accounted units	(25)	(31)
Trade and other receivables: amounts due from equity accounted units	315	299
Trade and other payables: amounts due to equity accounted units	(176)	(175)

(a)	Investments in equity accounted units include quasi equity loans.

Rio Tinto plc has provided a number of guarantees in relation to various pension funds. Subject to certain conditions, Rio Tinto plc would pay any contributions due from Group companies participating in these funds in the event that the companies fail to meet their contribution requirements.

F-30	Rio Tinto 2018 Form 6-K

8. Events after the balance sheet date

On 12 July 2018, Rio Tinto, PT Indonesia Asahan Aluminium (Persero) (Inalum) and Freeport McMoran Inc. (FCX) announced they had signed a non-binding agreement in relation to the future ownership of the Grasberg mine in Indonesia. The Heads of Agreement details the proposed principal terms for the sale of Rio Tinto’s entire interest in Grasberg to Inalum, Indonesia’s state mining company, for US$3.5 billion. All parties have committed to work towards agreeing and signing binding agreements in the second half of 2018. Given the terms that remain to be agreed, the likelihood of the transaction completing is not considered highly probable at this time. Any final agreements will be subject to approval by the necessary government regulators and authorities. The Group’s investment in Grasberg has not been treated as an asset held for sale as at 30 June 2018.

On 1 August 2018, Rio Tinto announced it had completed the sale of its remaining coal assets in Queensland, Australia for $3.95 billion.  The completed sales include Rio Tinto’s interests in the Hail Creek coal mine and Valeria coal development project to Glencore for $1.7 billion, and its interest in the Kestrel underground coal mine to Kestrel Coal Resources Pty Ltd, comprising EMR Capital and PT Adaro Energy Tbk, for $2.25 billion.

F-31	Rio Tinto 2018 Form 6-K